Exhibit 10.1

ASSET PURCHASE AGREEMENT
by and between
MRI Payments LLC,
MRI Software LLC,
and
Priority Real Estate Technology, LLC

Dated as of August 31, 2020

3.4 Litigation	25
3.5 Financing	25
3.6 Solvency	26
3.7 No Other Representations; Disclaimer of Reliance	26

Article IV Covenants	27
4.1 Conduct of Business	27
4.2 Commercially Reasonable Efforts; Cooperation	29
4.3 Exclusivity	29
4.4 Governmental Approvals	29
4.5 Access	31
4.6 Assignment and Novation of Business Contracts	31
4.7 Tax Matters	32
4.8 Employee Matters	33
4.9 Confidentiality	36
4.10 Public Announcements	36
4.11 Debt Financing	37
4.12 Debt Financing Cooperation	37
4.13 Rights to Seller Names and Marks	39
4.14 Schedule Supplements	39
4.15 R&W Insurance	40
4.16 Post-Closing Access to Records; Reporting Obligations	40
4.17 Restrictive Covenants	40
4.18 Processing Agreement	41
4.19 Nondisparagement	42
4.20 Lien Release Letters	42
4.21 Partnership Agreement. During the Executory Period, the Parties shall use best efforts to negotiate a MRI Software Strategic Partnership Agreement, substantially in the form attached hereto as Exhibit F with such changes as may be mutually agreed upon in good faith by Seller and Parent (the "MRI Partnership Agreement"). Notwithstanding the foregoing, Seller and Parent shall enter into the MRI Partnership Agreement no later than 10 Business Days Following the Closing.	42

Article V Closing Conditions	43
5.1 Conditions Precedent to Each Party’s Obligations	43
5.2 Conditions Precedent to Obligations of Buyer	43
5.3 Conditions Precedent to Obligations of Seller	43

Article VI Termination	44
6.1 Termination	44
6.2 Effect of Termination	45

ANNEXES AND EXHIBITS

Annex A – Definitions
Annex B – Adjustment Methodology

Exhibit A – Form of Assignment and Assumption Agreement
Exhibit B – Form of Bill of Sale
Exhibit C – Form of Services Agreement
Exhibit D – Form of Escrow Agreement
Exhibit E – Form of Restrictive Covenants Agreement
Exhibit F – Form of MRI Partnership Agreement

Exhibit G – Form of Assignment of Domain Names
Exhibit H – R&W Insurance Policy

v

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”), dated as of August 31, 2020, is entered into by and between MRI Payments LLC, a Delaware limited liability company (“Buyer”), MRI Software LLC, a Delaware limited liability company (“Parent”), and Priority Real Estate Technology, LLC, a Delaware limited liability company (“Seller”). Capitalized terms used but not otherwise defined in this Agreement have the meanings given to such terms in Annex A.
WHEREAS, Seller is engaged in the business historically marketed and sold under the trade names RentPayment, DuesPayment, and StorageRentPayment through which Seller supports, develops technology for, and facilitates acceptance of, electronic payments via credit cards, debit cards, cash, and prepaid cards, including providing payment authorization, clearing and settlement services, boarding services, and other value-added services, such as management services and fraud monitoring, detection, and mitigation, in connection with Seller’s “RentPayment,” “DuesPayment,” and “StorageRentPayment” brands, but specifically excluding the businesses of Seller operated under the “RadPad” and “Landlord Station” brands (collectively, the “Business”);
WHEREAS, Seller desires to sell, transfer, assign, convey, and deliver to Buyer all assets, properties, and rights of Seller used in the Business, and Buyer desires to purchase, acquire, and accept the same, subject to the assumption by Buyer of certain liabilities and obligations of Seller as set forth herein, in each case, subject to the terms set forth in this Agreement; and
WHEREAS, concurrently with the execution and delivery of this Agreement, Buyer and Seller (or one of its Affiliates) desire to enter into, among other agreements, the Services Agreement, pursuant to which Buyer will receive certain services in connection with the operation of the Business for a period of time following the Closing.
NOW THEREFORE, in consideration of the mutual covenants, agreements, and understandings herein contained, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE I
PURCHASE OF ASSETS AND ASSUMPTION OF LIABILITIES; CLOSING

1.1 Purchase and Sale of Assets; Assumed Liabilities.
(a) Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey, and deliver to Buyer, and Buyer shall purchase, acquire, and accept from Seller, all of Seller’s right, title, and interest in and to all properties, rights, and assets, whether personal or mixed, whether tangible or intangible, and wherever located (but in all cases excluding the Excluded Assets) as and to the extent existing on the Closing Date and
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related to the Business (collectively, the “Acquired Assets”), free and clear of all Liens (other than the Permitted Liens), including all of the following:
(i) subject to Section 4.6, all Contracts related to the Business, a list of which is set forth on Schedule 1.1(a)(i) to the Seller Disclosure Letter, and any other Contract that generates revenue derived from the Rent, Dues, and Storage Activities, including the right to receive payments or commissions under such Contracts for transactions initiated on or after the Closing Date (collectively, the “Business Contracts”);
(ii) all rights and obligations of Seller under that certain Lease Agreement between Seller, as tenant, and Gaedeke Holdings II, Ltd., as landlord, dated August 2, 2019 (as the same may have been amended or restated to date) for the premises located at One McKinney Plaza, Suite 700, Dallas, Texas 75204 (the “Dallas Office”);
(iii) all Owned Business IP, including the Intellectual Property Rights identified on Schedule 1.1(a)(iii), in each case together with the following: (1) claims, causes of action, and enforcement rights of any kind, whether currently pending, filed, or otherwise, and whether known or unknown, under or arising from any of the foregoing items, including all rights to pursue and collect damages, costs, injunctive relief, and all other remedies at law or in equity for past, current, or future infringement, misappropriation, violation, or conflict with any of the foregoing items; (2) royalties, income, and other payments due as of the Closing Date and thereafter under or arising from any of the foregoing items; and (3) claim priority to and under any of the foregoing items (collectively, the “Acquired Intellectual Property”);
(iv) subject to Section 4.6, all Contracts relating to the Acquired Intellectual Property set forth on Schedule 1.1(a)(iv) and such other Contracts relating to the Acquired Intellectual Property that are entered into by Seller prior to the Closing Date (the “Acquired IP Contracts”)
(v) all Personal Property that is primarily or exclusively used by Seller in the operation of the Business or is otherwise located at the Dallas Office, all of which is listed or described on Schedule 1.1(a)(v) to the Seller Disclosure Letter;
(vi) all sales literature, promotional literature, and other selling and advertising material, creative materials, advertising, studies, reports, and other printed or written materials, in each case, whether in hard copy or computer format, to the extent used in connection with the Rent, Dues, and Storage Activities (provided that Seller may retain copies of such materials and use such copies for Seller’s (or its Affiliate’s) performance of its obligations under the Transaction Documents and for purposes other than the conduct of the Rent, Dues, and Storage Activities);
(vii) all fax numbers, phone numbers, e-mail addresses, websites, including the Domain Names set forth on Schedule 1.1(a)(vii) to the Seller Disclosure Letter, and “d/b/a” rights and names (e.g., the “RentPayment,” “DuesPayment” and “StorageRentPayment” names) that are primarily used in connection with the Rent, Dues, and Storage Activities, and all log-in passwords or other access credentials used to service the Business Contracts;
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(viii) all claims, defenses, demands, deposits, warranties, guaranties, and rights of offset or counterclaim (at any time or in any manner existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent arising from any other Acquired Asset or any Assumed Liability after the Closing Date (excluding any such items to the extent relating to Taxes, Contracts that are not Business Contracts, other Excluded Assets, or Excluded Liabilities);
(ix) all books, records, files, papers, materials, Contracts, data, customer lists, product documentation, correspondence, databases, personnel records, financial and accounting records, and all other documents and records maintained by Seller to the extent relating to the Business, the Acquired Assets, the Assumed Liabilities, or the Business Employees, including all books, records, and other documents reasonably required for Buyer and its Affiliates to operate the Business after the Closing (collectively, the “Business Records”); provided that (1) the Business Records will be provided to Buyer only in accordance with and to the extent permitted under applicable Law, (2) the rights of Buyer and its Affiliates to use the Business Records will be subject to any reasonable limitations required to comply with applicable Law, (3) Seller may retain copies of all Business Records, and (4) to the extent that any Business Records maintained by Seller relate to the Business but do not solely relate to the Business, the Acquired Assets will only include the portion of Business Records that relates specifically to the Business, the Acquired Assets, the Assumed Liabilities, or the Business Employees (and all other portions of the Business Records will be Excluded Assets and following the Closing will remain subject to Section 4.9); and
(x) the goodwill of the Business or any of the foregoing as a going concern.
(b) Other than the Acquired Assets subject to Section 1.1(a), Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other properties, rights, and assets of Seller, whether personal or mixed, whether tangible or intangible, and wherever located, and all such other properties, rights, and assets will be excluded from the Acquired Assets and will remain the property of Seller after the Closing (collectively, the “Excluded Assets”), including the following:
(i) all Cash and Cash Equivalents (except to the extent included in Net Working Capital in accordance with Annex B), bank accounts, and other securities;
(ii) all Contracts to which Seller is a party that are not Business Contracts (the “Excluded Contracts”), including such Contracts set forth on Schedule 1.1(b)(ii) to the Seller Disclosure Letter;
(iii) all Personal Property and other assets used primarily or exclusively in the operation of the Retained Business (including the businesses of Seller operated under the “RadPad” and “Landlord Station” brands);
(iv) all Accounts Receivable of the Business or the Retained Business;
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(v) all credits, prepaid expenses, prepaid charges, advance payments, prepayments, security deposits, deferred charges, letters of credit, deposits, refunds, rebates, notes receivable, and other rights to payment, in each case, to the extent related to any business of Seller other than the Business, any Excluded Contract, or any Excluded Liability;
(vi) all Intellectual Property Rights of Seller other than the Acquired Intellectual Property;
(vii) all rights and interests in connection with any assets of Employee Plans of Seller;
(viii) all insurance policies and rights and proceeds arising thereunder;
(ix) all books, records, files, papers, materials, Contracts, data, customer lists, supplier lists, quality control records and procedures, product documentation, marketing, promotional and sales literature, manuals, purchase orders and other sales and purchase records, service and warranty records, equipment logs, correspondence, databases, personnel records, financial and accounting records, and all other documents and records maintained by or on behalf of Seller other than the Business Records;
(x) the Retained Business and all goodwill of the Retained Business as a going concern; and
(xi) all rights of Seller (or, if applicable, its Affiliates) under this Agreement or any other Transaction Document.
(c) Subject to the terms and conditions of this Agreement, effective as of the Closing, Seller shall assign or cause to be assigned to Buyer, and Buyer shall assume, satisfy, and discharge when due, the following Liabilities of Seller arising out of or relating to the Business or the Acquired Assets as existing on the Closing Date, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):
(i) except as expressly set forth in this Agreement or the other Transaction Documents, all Liabilities relating to the Business, Business Contracts, and other Acquired Assets to the extent arising on or after the Closing Date, including expenses incurred by Seller to provide services pursuant to the terms and conditions of the Business Contracts, and any Liability for chargebacks, card organization fines, and other credit-related Losses relating to transactions having a processing date on or after the Closing Date;
(ii) all Liabilities for (1) Taxes relating to the Business, the Acquired Assets, or the Assumed Liabilities for any taxable period (or any portion thereof) beginning after the Closing Date (excluding any Excluded Tax Liabilities) and (2) Taxes for which Buyer is liable pursuant to Section 4.7;
(iii) all Liabilities related to the Business Employees set forth on Schedule 2.10(a) to the Seller Disclosure Letter; and
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(iv) all other Liabilities arising out of or relating to Buyer’s ownership or operation of the Business and the Acquired Assets on or after the Closing, except as expressly set forth in this Agreement or the other Transaction Documents.
(d) Buyer will not assume or otherwise be responsible for any Liability of Seller or any of its Affiliates other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including (whether or not they would otherwise constitute Assumed Liabilities) the following:
(i) any Liability arising from or under, pursuant to, or in connection with any Employee Plan of Seller or any other benefit or compensation plan, program, agreement, contract, policy, or arrangement at any time maintained, sponsored, or contributed to by Seller or any of its Affiliates or with respect to which Seller or any of its Affiliates has any Liability;
(ii) any Liability relating to or arising out of the employment or service, or termination of employment or service, of any Continuing Employee or of any other employee or service provider of Seller or any of its Affiliates prior to the Closing and any Liabilities relating to or arising out of the candidacy for employment, employment, or engagement of any current or former candidates for employment, employees, and independent contractors of Seller or its Affiliates who are not Continuing Employees;
(iii) any Liability for any Seller Expenses;
(iv) any Liability for chargebacks, fines, penalties, charge-offs, card organization fines, and other credit-related Losses relating to transactions having a processing date prior to the Closing Date;
(v) any Liability of Seller (or, if applicable, any of its Affiliates) under this Agreement or any other Transaction Document;
(vi) any Liability related to or arising out of the operation of the Business prior to the Closing Date, except as expressly set forth in this Agreement or the other Transaction Documents;
(vii) any Liability to the extent related to or arising from the operation or conduct by Seller or any of its Affiliates of any business other than the Business;
(viii) all Seller Indebtedness of the Business, Seller, or any of its Affiliates;
(ix) Taxes payable with respect to the Acquired Assets or arising out of the operations of the Business for any Pre-Closing Tax Period, including (i) any sales and use Taxes arising out of the operations of the Business for a Pre-Closing Tax Period and (ii) any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that Seller has elected to defer pursuant to Section 2302 of the CARES Act, and, except with respect to
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Taxes specifically provided for in Section 4.7, any Taxes imposed on Seller or any Affiliate of Seller for any taxable period, including as a transferee or successor of any other Person by Contract or pursuant to applicable Law (the “Excluded Tax Liabilities”); and
(x) any Liability to the extent relating to or arising out of the Excluded Assets (unless specifically included as an Assumed Liability in Section 1.1(c)).
1.2 Purchase Price.
(a) The aggregate purchase price for the Acquired Assets is $180,000,000 (the “Base Purchase Price”), as adjusted pursuant to Section 1.3 and Section 7.9, plus the assumption of the Assumed Liabilities (collectively, the “Purchase Price”).
(b) At the Closing, Buyer shall (i) pay to Seller an amount equal to the Closing Cash Consideration by wire transfer of immediately available funds to the account or accounts designated by Seller, (ii) deposit an amount equal to the Escrow Amount into an escrow account to be governed by the terms of this Agreement and the Escrow Agreement and pay the fees payable to the Escrow Agent in accordance with the Escrow Agreement, in each case, by wire transfer of immediately available funds to the account or accounts designated by the Escrow Agent, and (iii) assume the Assumed Liabilities as provided in Section 1.1(c).
1.3 Purchase Price Adjustment.
(a) No fewer than three Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of Net Working Capital (the “Estimated Net Working Capital”) and the Closing Indebtedness (the “Estimated Closing Indebtedness”). After delivery to Buyer of the Estimated Closing Statement and prior to the Closing Date, Seller shall provide Buyer and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the books, records, and other materials that Seller used to prepare the Estimated Closing Statement as reasonably requested by Buyer.
(b) As promptly as practicable, but in no event later than 90 days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Revised Closing Statement”) setting forth Buyer’s good faith calculation of Net Working Capital (the “Revised Net Working Capital”) and the Closing Indebtedness (the “Revised Closing Indebtedness”). During the Review Period, Buyer shall provide Seller and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the books, records, and other materials that Buyer used to prepare the Revised Closing Statement as reasonably requested by Seller.
(c) If Seller disagrees with any of the items included in the Revised Closing Statement, Seller may, on or prior to the last day of the Review Period, deliver a Notice of Disagreement to Buyer. If Seller does not timely deliver a Notice of Disagreement with respect to the Revised Closing Statement, the Revised Closing Statement delivered by Buyer pursuant to Section 1.3(b) will be final and binding on the Parties and the Revised Net Working Capital will
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be deemed the Final Net Working Capital and the Revised Closing Indebtedness will be deemed the Final Closing Indebtedness. If Seller timely delivers a Notice of Disagreement with respect to the Revised Closing Statement, then (i) during the Resolution Period, Buyer and Seller shall seek in good faith to resolve any Disputed Items; and (ii) all items included in the Revised Closing Statement that Seller does not include in such Notice of Disagreement will be final and binding on the Parties. During such Resolution Period, each Party shall provide the other Party and its Representatives with reasonable access, during normal business hours and upon reasonable notice, to the books, records, and other materials that such other Party reasonably requests relating to such Notice of Disagreement and such Disputed Items.
(d) If, at the end of the Resolution Period, Buyer and Seller have not resolved each Disputed Item with respect to the Revised Closing Statement, then either Buyer or Seller may submit such unresolved Disputed Items to the Independent Accounting Firm for review and resolution. The Independent Accounting Firm shall, and Buyer and Seller shall instruct the Independent Accounting Firm to, (i) act as an expert and not as an arbitrator, (ii) make a final determination based solely on the applicable provisions of this Agreement and not by independent review, (iii) base its decision on a single presentation submitted in writing by each of Buyer and Seller and on one written response to each such presentation (unless the Independent Accounting Firm requests an additional response from either Buyer or Seller), and not by independent review, (iv) with respect to each unresolved Disputed Item, render a determination that must be within the ranges of values claimed by each of Buyer and Seller, and (v) render a final determination for each Disputed Item within 45 days following the end of the Resolution Period. During such 45-day period, each of Buyer and Seller shall provide the Independent Accounting Firm with reasonable access to information relating to any Disputed Item. The fees and expenses of the Independent Accounting Firm with respect to the resolution of the Disputed Items in accordance with this Section 1.3 will be borne in equal parts by Seller and Buyer. The final determination of each Disputed Item as determined by the Independent Accounting Firm will be final and binding on the Parties, absent manifest error, and will be utilized in the computation of the payments contemplated by Section 1.3.
(e) If the Final Adjustment Amount exceeds the Estimated Adjustment Amount, then, within five Business Days following the final determination of the Final Adjustment Amount in accordance with this Section 1.3, Buyer shall promptly pay to Seller the amount of such excess by wire transfer of immediately available funds to the account or accounts designated by Seller. If the Estimated Adjustment Amount exceeds the Final Adjustment Amount, then, within five Business Days after the final determination of the Final Adjustment Amount in accordance with this Section 1.3, Seller shall promptly pay to Buyer the amount of such excess by wire transfer of immediately available funds to the account or accounts designated by Buyer.
(f) The Estimated Closing Statement and Revised Closing Statement, as well as all estimates, calculations, and determinations therein, will be prepared and calculated in accordance with GAAP and otherwise using the methodology set forth on Annex B (the “Adjustment Methodology”). An example calculation of Net Working Capital Target using the Adjustment Methodology is also set forth on Annex B.
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(g) Notwithstanding anything to the contrary in this Agreement, the review and Disputed Items procedures set forth in this Section 1.3 are the exclusive mechanisms for resolving disputes regarding Net Working Capital and any component thereof.
(h) Any payment made under this Section 1.3 will constitute an adjustment to the Purchase Price, unless (i) a final determination with respect to any such payment causes such payment not to be treated as an adjustment to the Purchase Price for Tax purposes or (ii) as otherwise required by applicable Law.
1.4 Closing. Unless this Agreement is earlier terminated pursuant to Article VI, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (collectively, the “Transactions”) will take place remotely, effective as of 12:00:01 a.m. Eastern Time, by exchange of documents and signatures via email, facsimile, or DocuSign on the third Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of all conditions to the obligations of the Parties to consummate the Transactions (the “Closing”) (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or such other date, place, time, or manner as the Parties may agree; provided that, notwithstanding anything herein to the contrary, Buyer shall not be required to effect the Closing prior to the date that is fourteen calendar days after the date hereof. The date of the Closing is referred to as the “Closing Date”.
1.5 Deliveries at Closing.
(a) Upon the terms and subject to the conditions contained herein, at the Closing, Seller shall deliver to Buyer the following:
(i) an Assignment and Assumption Agreement between Seller and Buyer, substantially in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreement”), duly executed by Seller;
(ii) a Bill of Sale between Seller and Buyer, substantially in the form attached hereto as Exhibit B (the “Bill of Sale”), duly executed by Seller;
(iii) one or more services agreement, substantially in the form attached hereto as Exhibit C (the “Services Agreement”), duly executed by Seller (or one of its Affiliates);
(iv) an escrow agreement between Buyer, Seller, and the Escrow Agent, substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”), duly executed by Seller;
(v) one or more restrictive covenants agreements, substantially in the form attached hereto as Exhibit E (the “Restrictive Covenants Agreement”), duly executed by (i) each equityholder of Seller that is not a natural Person, (ii) R. Copley Broer, Jr. and (iii) Jamey Rosamond;
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(vi) the Lien Release Letters, as contemplated by Section 4.20;
(vii) an Assignment of Domain Names, substantially in the form attached hereto as Exhibit G (the “Assignment of Domain Names”), duly executed by Seller;
(viii) a certificate of good standing (or its equivalent) from the State of Delaware with respect to Seller, dated no more than five Business Days prior to the Closing Date;
(ix) an affidavit from Seller, dated as of the Closing Date, certifying that Seller is not a “foreign person” (within the meaning of Section 1445 of the Code), signed under penalties of perjury and in form and substance complying with the provisions of Treasury Regulations Sections 1.1445-2(b) (the “Non-Foreign Affidavit”);
(x) a duly executed certificate of an authorized officer of Seller certifying that (1) attached thereto are true, complete, and correct copies of the resolutions of Seller’s members or board of directors or managers (as required) authorizing the execution, delivery, and performance of this Agreement, the other Transaction Documents to which Seller is a party, and the consummation of the Transactions and that such resolutions have not been modified, rescinded, or revoked and (2) each of the conditions specified in Section 5.2(a), Section 5.2(b), and Section 5.2(c) are satisfied;
(xi) evidence satisfactory to Buyer providing for, upon payment of the Purchase Price at Closing, the termination of all Liens against any Acquired Asset in effect as of the Closing;
(xii) copies of the third-party consents and notices, in form and substance reasonably acceptable to Buyer, for each contract listed on Schedule 1.5(a)(xiii) to the Seller Disclosure Letter; and
(xiii) such other customary instruments of transfer, assumption, filings, or documents, in form and substance mutually acceptable to the Parties, as may be required to give effect to this Agreement or the Transactions.
(b) Upon the terms and subject to the conditions contained herein, at the Closing, Buyer shall deliver to Seller the following:
(i) payment of the Closing Cash Consideration to Seller and deposit of the Escrow Amount with the Escrow Agent in accordance with the provisions set forth in Section 1.2(b);
(ii) the Assignment and Assumption Agreement, Bill of Sale, Services Agreement, Escrow Agreement, Restrictive Covenants Agreements, MRI Partnership Agreement, and Assignment of Domain Names, duly executed by Buyer or, in the case of the MRI Partnership Agreement, Parent;
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(iii) a duly executed certificate of an authorized officer of Buyer and Parent certifying that (1) attached thereto are true, complete, and correct copies of the resolutions of Buyer’s and Parent’s respective shareholders or members, or board of directors or managers (as required), authorizing the execution, delivery, and performance of this Agreement, the other Transaction Documents to which Buyer or Parent (as applicable) is a party, and the consummation of the Transactions and that such resolutions have not been modified, rescinded, or revoked and (2) each of the conditions specified in Section 5.3(a) and Section 5.3(b) are satisfied;
(iv) a certificate of good standing (or its equivalent) with respect to Buyer and Parent, in each case, from Buyer’s and Parent’s respective jurisdictions of organization and dated no more than five Business Days prior to the Closing Date;
(v) an agreement, generally in line with MRI’s Partner Connect program and duly executed by the Parties, that permits Seller to sell its vendor payment solutions to the clients or customers of Parent, Seller, or any of their respective Affiliates on terms similar to other similarly situated partner-connect-participant companies and solutions; and
(vi) such other customary instruments of transfer, assumption, filings, or documents, in form and substance mutually agreeable to the Parties, as may be required to give effect to this Agreement or the Transactions.
1.6 Escrow Account.
(a) The Escrow Amount will be (i) held by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement; (ii) held as a trust fund and will not be subject to any Lien, attachment, trustee process, or other judicial process of any creditor of any Person; and (iii) disbursed solely in accordance with the terms of this Agreement and the Escrow Agreement.
(b) After (i) any final Order has been rendered by a Government Entity of competent jurisdiction, (ii) a settlement has been consummated in accordance with Article VII, or (iii) the Indemnifying Party and the Indemnified Party have arrived at a mutually binding Contract, in each case, with respect to a Third Party Claim or Direct Claim, the Indemnified Party shall forward to the Indemnifying Party notice of any amounts due and owing by the Indemnifying Party in accordance with Article VII. Any amounts due and owning by Seller to any Buyer Indemnified Party in accordance with Article VII will be paid in accordance with the provisions of Section 7.6(a). Subject to the second sentence of Section 7.1, the Parties shall direct the Escrow Agent to disburse any remaining Escrow Amount on the date that is 12-months after the Closing Date in accordance with the terms of this Agreement and the Escrow Agreement.
1.7 Withholding
. Buyer may deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable under this Agreement such amounts as may be required to be deducted and withheld therefrom or with respect thereto under the Code, or other applicable U.S.
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state or local or non-U.S. Tax Law; provided that, except with respect to (i) payments in the nature of compensation to be made to employees or former employees or (ii) any withholding resulting from Seller’s failure to provide a Non-Foreign Affidavit in accordance with Section 1.5(a)(ix), Buyer shall notify Seller of the amounts to be deducted or withheld prior to deducting or withholding any such amounts. Any amounts are so deducted or withheld (i) will be timely remitted to the applicable Taxing Authority and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
1.8 Payments Intended for Other Party. To the extent that, after the Closing Date, Buyer receives any payment constituting an Excluded Asset, Buyer shall pay such amount to Seller. To the extent that, on or after the Closing Date, Seller receives any payment constituting an Acquired Asset, Seller shall pay such amount to Buyer. Any payment pursuant to this Section 1.8 will be made promptly and, if so requested by a receiving Party, by wire transfer of immediately available funds to the account or accounts designated in writing by the receiving Party. Each paying Party shall provide written notice to the other party of any payment made pursuant to this Section 1.8 when such payment is made.
1.9 Payments Owed by the Other Party. To the extent that, after the Closing Date, Buyer is obligated to pay and pays any amount constituting an Excluded Liability, Seller shall pay and reimburse such amount to Buyer. To the extent that, on or after the Closing Date, Seller is obligated to pay and pays any amount constituting an Assumed Liability, Buyer shall pay and reimburse such amount to Seller. Any payment pursuant to this Section 1.9 will be made promptly and, if so requested by a receiving Party, by wire transfer of immediately available funds to the account or accounts designated in writing by the receiving Party. Each paying Party shall provide written notice to the other party of any payment made pursuant to this Section 1.9 when such payment is made.
1.10 Wrong Pocket Acquired Assets and Assumed Liabilities. If, at any time following the Closing, either Party becomes aware that any Acquired Assets which should have been transferred to, or any Assumed Liability (whether arising prior to, at or following the Closing) which should have been assumed by, Buyer pursuant to the terms of this Agreement was not transferred to or assumed by Buyer as contemplated by this Agreement, then (i) Seller shall promptly transfer or cause its Affiliates to transfer such Acquired Asset to Buyer, and (ii) Buyer shall promptly assume or cause its Affiliates to assume such Assumed Liability, in each case for no consideration.
1.11 Wrong Pocket Excluded Assets and Liabilities. If, at any time following the Closing, either Party becomes aware that any Excluded Asset which should have been retained by, or any Excluded Liability (whether arising prior to, at or following the Closing) which should have been retained by, Seller pursuant to the terms of this Agreement was transferred to or assumed by Buyer, then (i) Buyer shall promptly transfer or cause its Affiliates to transfer such Excluded Asset to Seller, and (ii) Seller shall promptly assume or cause its Affiliates to assume such Excluded Liability, in each case for no consideration.
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ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller makes to Buyer the representations and warranties contained in this Article II as of the date hereof and as of the Closing Date, subject to the exceptions and qualifications disclosed by Seller in the Seller Disclosure Letter. The Seller Disclosure Letter will be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Seller Disclosure Letter corresponding to any section or subsection of this Agreement will qualify other sections and subsections in this Agreement if indicated by cross-references to such other sections and subsections or if the applicability to other sections or subsections is reasonably apparent from the face of such disclosure.
2.1 Organization; Good Standing; Power. Seller is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Seller has all requisite limited liability company power and authority to own, operate, and lease its properties and assets and to carry on the Business in the manner and in the places where such properties are owned or leased and where such the Business is presently conducted. Seller is duly licensed and qualified to do business as currently conducted and in good standing in every jurisdiction set forth on Schedule 2.1 to the Seller Disclosure Letter, which jurisdictions constitute those in which the properties owned or leased by Seller or the operation of the Business makes such licensing or qualification to do business necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to result in a material obligation or liability to Seller related to the Business.
2.2 Authorization; No Conflicts; Consents.
(a) Seller has all requisite power and authority to enter into this Agreement and each other Transaction Document to which it is a Party and to carry out the Transactions. Seller has taken all actions necessary, to authorize, execute, deliver, and perform all obligations contained in this Agreement and each other Transaction Document to which it is or will be a party and to consummate the Transactions, in accordance with the terms of this Agreement and the other Transaction Documents, as applicable, and no other actions or proceedings on its part are necessary to authorize the execution, delivery, or performance of this Agreement or each other Transaction Document to which it is a Party or the consummation of the Transactions. Each Transaction Document to which Seller is or will be a party has been, or when executed and delivered by Seller will be, duly and validly executed and delivered by Seller and (assuming due authorization, execution, and delivery by the other parties thereto) constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of Seller, enforceable against Seller, in accordance with its terms and conditions, subject to the Enforceability Exceptions.
(b) Except as set forth on Schedule 2.2(b) to the Seller Disclosure Letter and except for any filings that may be required under the Antitrust Laws, no filing with or notice to, and no permit, authorization, registration, consent, waiver, or approval of, any Government
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Entity is required on the part of Seller for the execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is or will be a party or the consummation of the Transactions. Except as set forth on Schedule 2.2(b) to the Seller Disclosure Letter, neither the execution, delivery, or performance by Seller of this Agreement and the other Transaction Documents to which Seller is or will be a party nor the consummation of the Transactions, will (i) conflict with or result in a breach, violation, or infringement of the terms, conditions, or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) accelerate any obligation under, give rise to a right of termination, modification, or require notice, consent, or approval under, or with respect to (A) any provision of the Governing Documents of Seller, (B) any Law or Order to which Seller, the Business, or the Acquired Assets is subject, or (C) any Business Contract or Business License, except in the cases of clauses (B) and (C), where the conflict, breach, violation, infringement, default, acceleration, or failure to give notice or obtain approval or consent would not reasonably be expected to result in a material Liability to the Business taken as a whole. Neither the execution, delivery, or performance by Seller of this Agreement and the other Transaction Documents to which Seller is or will be a party nor the consummation of the Transactions will result in the creation of any Lien (other than Permitted Liens) on any of the Acquired Assets.
2.3 Financial Statements.
(a) Schedule 2.3(a) to the Seller Disclosure Letter contains true, complete, and correct copies of each of the following unaudited financial metrics for the Business for the 12-month period ended December 31, 2019, and for the six-month period ending June 30, 2020: (i) sales and cost of sales (including royalties) for the Rent, Dues, and Storage Activities, and (ii) network, gateway, and other fees not included in the cost of sales with respect to the Rent, Dues, and Storage Activities (collectively, the “Financial Statements”). The Financial Statements have been prepared from, and are consistent with, the books and records of Seller (which books and records are in turn true, correct, and complete), are true, correct, and complete and fairly present in all material respects the applicable financial metrics for the periods covered thereby.
(b) Schedule 2.3(b) to the Seller Disclosure Letter contains a true, complete, and correct copy of the affiliate commissions report for the Business Contracts covering the 12-month period ending December 31, 2019, and for the six-month period ending June 30, 2020 (collectively, the “Affiliate Commissions Report”). The Rent, Dues, and Storage Activities were conducted in the Ordinary Course during the period covered by the Affiliate Commissions Report.
(c) Except as set forth on Schedule 2.3(c) to the Seller Disclosure Letter, the Business does not have any Liabilities that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) the Liabilities contemplated by the Financial Statements; (ii) Liabilities incurred in the Ordinary Course since June 30, 2020 (none of which is a Liability for breach of contract, breach of warranty, tort, or infringement claim or lawsuit); (iii) Liabilities incurred in connection with the Transactions; or (iv) Liabilities disclosed on the Seller Disclosure Letter hereto.
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2.4 Absence of Changes. Except as set forth on Schedule 2.4 to the Seller Disclosure Letter or as contemplated by this Agreement, since January 1, 2020, through the date of this Agreement, (a) there has occurred no result, occurrence, fact, change, event, or effect that has had, or would reasonably be expected to have, a Material Adverse Effect, and (b) Seller has conducted the Business in the Ordinary Course and not taken or agreed to take any action that would be prohibited by Section 4.1 if taken or agreed to during the Executory Period.
2.5 Assets; Personal Property.
(a) Seller has, and immediately prior to the Closing will have, good and valid title to all of the Acquired Assets (or, in the case of any Business Contract, beneficial rights thereto), in each case, free and clear of all Liens (other than Permitted Liens).
(b) Except as set forth on Schedule 2.5(b) to the Seller Disclosure Letter and for rights, services, and other benefits made available by Seller or its Affiliates pursuant to the Services Agreement or by virtue of the assignment of the Existing License Agreement, the Acquired Assets constitute all of the assets, properties, title, interests, and rights (i) used or held for use in the conduct of the Business in substantially the same manner as currently conducted by Seller immediately prior to the Closing and (ii) necessary for the operation of the Business. Upon the consummation of the Transactions, other than as contemplated by the Services Agreement or arising by virtue of the assignment of the Existing License Agreement and assuming the accuracy of the representations and warranties of Buyer and Parent in this Agreement, Buyer will own, possess, have a valid license to, have a valid leasehold interest in, or otherwise have the right to use all rights, properties, and assets necessary to conduct the Business in substantially the same manner conducted by Seller immediately prior to the Closing.
(c) All Personal Property included in the Acquired Assets is in good operating condition and repair (subject to reasonable wear and tear) and is suitable for the purposes for which it is presently used, and will enable Buyer to operate the Business in substantially the same manner conducted by Seller immediately prior to the Closing.
2.6 Tax Matters. Except as set forth on Schedule 2.6 to the Seller Disclosure Letter:
(a) Seller has duly and timely filed with the appropriate Taxing Authority (taking into account all available extensions) all Tax Returns concerning Taxes applicable to the Business or the Acquired Assets that are required to be filed by it, and all such Tax Returns are true, complete, and correct in all material respects and have been prepared in material compliance with applicable Law.
(b) Seller has timely paid (taking into account applicable extensions) all Taxes due and payable (whether or not shown as due on Seller’s Tax Returns). All material amounts of Taxes that Seller has been obligated to withhold from amounts paid or owing to any employee, creditor, partner, or Third Party, in each case with respect to the Business or the Business Employees, have been paid to the appropriate Taxing Authority in a timely manner.
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(c) There is no currently outstanding Proceeding relating to any Tax or Tax Return of Seller, and Seller has not received written notice regarding the potential commencement of any such Proceeding. Seller is not currently contesting any material Taxes in a Proceeding that has not been resolved or completed. There are no Liens with respect to any Taxes on any of the Acquired Assets, other than statutory Liens for Taxes not yet due and payable.
(d) Schedule 2.6(d) to the Seller Disclosure Letter contains a list of all jurisdictions in which Seller currently files Tax Returns with respect to the Business. No written claim has been made by a Taxing Authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction with respect to the Business, which claim has not been resolved.
(e) Seller has neither waived any statute of limitations in respect of Taxes nor agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or agreement is still in effect and is with respect to any Acquired Assets or the Business.
(f) Seller is not a party to or bound by any Tax allocation or Tax sharing agreement with any Person with respect to any Acquired Assets or the Business, and Seller has no contractual obligation to indemnify any other Person with respect to Taxes with respect to any Acquired Assets or the Business, other than Contracts the primary focus of which is not Taxes (each of the foregoing agreements and contractual obligations, a “Tax Sharing Agreement”). None of the Acquired Assets or Assumed Liabilities is or relates to a Tax Sharing Agreement.
(g) Buyer will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any prepaid amount received on or prior to the Closing Date.
(h) The Acquired Assets do not include any stock or other equity interests in any Person.
2.7 Contracts.
(a) Schedule 2.7(a) to the Seller Disclosure Letter sets forth a true, complete, and correct list of all of the following Contracts that Seller is a party to or otherwise is the beneficiary of and that primarily or exclusively relate to the Business, including the Business Contracts, or by which any of the Acquired Assets is bound and that are in effect as of the date hereof or have any continuing Liabilities (other than confidentiality obligations) on any party thereto:
(i) any Contract or series of related Contracts for the provision by Seller of the Rent, Dues, and Storage Activities that involve or could reasonably be expected to involve (1) annual payments, other than settlement amounts, by Seller of $50,000 or more, (2) aggregate payments, other than settlement amounts, by Seller of $50,000 or more, or (3) annual receipts (net of processing costs) by Seller for products sold or services rendered of $50,000 or
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more, or pursuant to which Seller received payments (net of processing costs) for products sold or services rendered of more than $50,000 in the year ended December 31, 2019;
(ii) any Contract or series of related Contracts that create, or obligate Seller to participate in, any joint venture, partnership, strategic alliance, or similar arrangement with respect to or affecting the Acquired Assets or that grant to any Person any preferential rights to purchase any of the Acquired Assets;
(iii) any Contract or series of related Contracts not made in the Ordinary Course that is material to the Rent, Dues, and Storage Activities business;
(iv) any Contract that restrains the ability of Seller to engage or compete in any manner or in any business in a manner, including any non-competition, non-solicitation, no-hire, exclusivity, or most favored nation provisions, that, in each case, affects the Business;
(v) any Contract that involves non-cancelable commitments to make capital expenditures or relating to the construction of fixed assets with respect to the Rent, Dues, and Storage Activities in excess of $100,000 annually;
(vi) any collective bargaining agreement or any other Contract with any group of employees, labor union, works council, trade association or other agreement or Contract with any employee organization (each a “CBA”), in each case, that is applicable to the Business or the Business Employees;
(vii) any Contract that is a settlement, conciliation, or similar agreement with any Government Entity or pursuant to which the Business will have any outstanding obligation as of the date of this Agreement and as of the Closing;
(viii) any Contract that is for the employment or engagement of any Business directors, officers, employees, or independent contractors at an annual compensation in excess of $75,000;
(ix) any Contract under which Seller has (1) created, incurred, assumed, or guaranteed Seller Indebtedness, (2) granted a Lien (other than a Permitted Lien) on Seller’s properties or assets, or (3) extended credit to any Person (including any loan or advance), in each case, as it relates to the Rent, Dues, and Storage Activities or the Acquired Assets;
(x) any license or other Contract relating to any Intellectual Property Rights (including all Business IP Licenses and any Contracts relating to the licensing of Intellectual Property Rights by Seller to a Third Party or by a Third Party to Seller or the sale or acquisition of Intellectual Property Rights by Seller), but excluding any (1) Off-the-Shelf Software Licenses (including services Contracts relating thereto); (2) non-disclosure or confidentiality agreements entered into in the Ordinary Course; (3) Contracts with employees or independent contractors for the assignment of, or license to, any Intellectual Property Rights, in
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each case, entered into in the Ordinary Course; and (4) privacy policies (collectively, the items described subclauses (1) through (4), the “Ordinary IP”); and
(xi) any commitment or arrangement to enter into any of the foregoing.
(b) Except as set forth on Schedule 2.7(b), (i) each of the Contracts set forth on Schedule 2.7(a) to the Seller Disclosure Letter (collectively, the “Material Contracts”) is in full force and effect and constitutes a valid, binding, and enforceable obligation of Seller and, to the Knowledge of Seller, the other parties thereto, in each case, subject to the Enforceability Exceptions; (ii) Seller is not in breach of or default in any material respect under any Material Contract and, to the Knowledge of Seller, no counterparty is in breach of or default in any material respect under any Material Contract; (iii) to the Knowledge of Seller, no event has occurred that either entitles, or would, with notice or lapse of time or both, entitle any counterparty to any Material Contract to declare a breach, default, event of non-compliance, or violation under, or make an indemnification claim against Seller with respect to, such Material Contract or to terminate, modify, or accelerate any terms of such Material Contract; and (iv) Seller has not received written notice of default under any Material Contracts or an intention by any party to any Material Contract that provides for a continuing obligation by any party thereto on the date hereof to terminate such Contract or amend the terms thereof, other than modifications in the Ordinary Course.
2.8 Intellectual Property Rights.
(a) Schedule 2.8(a) to the Seller Disclosure Letter includes a true, complete, and correct list of: (i) all registered or applied for Intellectual Property Rights that are owned by or filed in the name of Seller and used in, necessary for, or primarily developed for the operation of the Business, specifying as to each item, as applicable: (1) the nature of the item, including the title of the item, (2) the owner of the item, (3) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed, and (4) the issuance, registration, or application numbers and dates; (ii) a list and version number, if applicable, of all Business Proprietary Software; and (iii) all licenses of Intellectual Property Rights and other similar agreements and permissions material to the Business (but excluding any Ordinary IP) under which Seller is a licensee or otherwise is authorized to distribute, use, or practice in connection with or in support of the Business any Intellectual Property Rights owned by a Third Party (such Licenses and other similar agreements and permissions, collectively, “Business IP Licenses”).
(b) Except as set forth on Schedule 2.8(b) to the Seller Disclosure Letter and the Intellectual Property Rights contemplated to be provided to the Business pursuant to the Services Agreement or by virtue of the assignment of the Existing License Agreement, the Acquired Intellectual Property and the Acquired IP Contracts together constitute all Intellectual Property Rights and all Contracts relating thereto that are used in, necessary for, or primarily developed for the operation of the Business as currently conducted. The Acquired Intellectual Property will be available for use by Buyer immediately after the Closing Date on identical terms and conditions to those under which Seller owned or used the Acquired Intellectual Property immediately prior to the Closing Date. Any Acquired Intellectual Property that is the subject of
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any registration or application for registration is owned solely by Seller and is valid, in full force and effect, and enforceable.
(c) Seller owns and, subject to the non-exclusive licenses granted thereto pursuant to Contracts disclosed or made available to Buyer, possesses all right, title, and interest in and to the Owned Business IP and, to the Knowledge of Seller, has, subject to the Enforceability Exceptions, sufficient rights pursuant to a valid and enforceable Business IP License to all other Intellectual Property Rights used or held for use in the operation of, the Business as currently conducted, in each case, free and clear of all Liens (other than Permitted Liens). Seller possesses all source code and other documentation and materials necessary or useful to compile and operate the Business Proprietary Software. Seller has not received any written, or, to the Knowledge of Seller, oral notice or claim challenging the ownership or validity of any Owned Business IP (other than ordinary course Proceedings and actions before the United States Patent and Trademark Office or equivalent authority related to the issuance and registration of Intellectual Property Rights) or asserting that any other Person has any claim of legal or beneficial ownership or exclusive rights with respect thereto and, to the Knowledge of Seller, no such notice or claim is threatened.
(d) Seller’s operation of the Business, including the provision of services and content, data, and the sale or licensing of the Business Proprietary Software, does not infringe, misappropriate, or otherwise violate and, for a period of six years immediately prior to the Closing Date, has not, infringed, misappropriated, or otherwise violated any Intellectual Property Rights of any Person, and Seller has not received any written or, to the Knowledge of Seller, oral notice or claim regarding the foregoing. To the Knowledge of Seller, no Person has infringed, misappropriated, or violated any of the Owned Business IP.
(e) Each Person who has participated in the conception, creation, or development of any material Owned Business IP has executed and delivered to Seller (or one of its Affiliates) a valid and enforceable (subject to the Enforceability Exceptions) Contract providing for the present assignment by such Person to Seller of all such Owned Business IP, excluding non-assignable moral rights of such Person and subject to, in the case of non-employees, statutory reversionary rights. To the Knowledge of Seller, no such Person is in breach of any such Contract to which such Person is a party.
(f) Seller takes and has taken steps reasonable under the circumstances to protect, preserve, and maintain in confidence all Owned Business IP that constitutes, and that Seller intended to retain as, a material Trade Secret. To the Knowledge of Seller, no such Trade Secrets have been disclosed or authorized to be disclosed to any Person not subject to a written confidentiality agreement or to an employee or contractor of Seller who is not required to maintain the confidentiality of such Trade Secrets under Seller’s employment policies or contractor arrangements, excluding disclosures made pursuant to the filing by Seller of a patent application or copyright registration. There has been, to the Knowledge of Seller, no theft of any Trade Secrets of the Business.
(g) Except as set forth on Schedule 2.8(g) to the Seller Disclosure Letter, there are, and, since March 22, 2019, have been, no defects, technical concerns, or problems
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(collectively, “Technical Deficiencies”) in the Business Proprietary Software currently offered or under development by Seller that would prevent the same from performing substantially in accordance with their user specifications or functionality descriptions.
(h) Seller has all necessary rights, title, and interest in and to the Business Data to use or exploit the Business Data as currently used or exploited in the Business, including the rights to publish, reproduce, distribute, license, sell, and create derivative works of the Business Data in connection with the Business.
(i) Schedule 2.8(i) to the Seller Disclosure Letter sets forth a list of all Open Source Software that has been used in, incorporated into, integrated or bundled with any Business Proprietary Software, and for each such item of Open Source Software: (i) the name and version number of the applicable license; (ii) the distributor or website from which the Open Source Software was obtained; and (iii) the manner in which such Open Source Software is used in, incorporated into, integrated or bundled with any Business Proprietary Software (including, as applicable, the manner and extent to which such item of Open Source Software interoperates with any Business Proprietary Software, such as by static or dynamic linking, inheritance, pipes, files, APIs, function calls, etc.). Except as set forth on Schedule 2.8(i) to the Seller Disclosure Letter, Seller does not use and has not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Acquired Intellectual Property, or (ii) under any license requiring the Seller to disclose or distribute the source code to any of the Business Proprietary Software, to license or provide the source code to any of the Business Proprietary Software for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Business Proprietary Software at no or minimal charge.
(j) Seller takes and has taken steps reasonable under the circumstances to protect the security and integrity of the Business Systems and the data stored or contained therein or transmitted thereby, including by implementing industry standard procedures preventing unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program (“Malicious Code”), and the taking and storing on-site and off-site of back-up copies of critical data. To the Knowledge of Seller, there is no Malicious Code in the Business Proprietary Software or the Business Systems, and Seller has not received any complaints related to any Malicious Code or Technical Deficiencies. There have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data.
2.9 Litigation. For the past three years, (a) there have been no Proceedings relating to or affecting the Business, the Acquired Assets or Assumed Liabilities filed, commenced, pending or, to the Knowledge of Seller, threatened by or against Seller, and (b) there have been no Orders against or affecting the Business, the Acquired Assets, or Assumed Liabilities and, to the Knowledge of Seller, no such Order is threatened.
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2.10 Labor Matters.
(a) Schedule 2.10(a) to the Seller Disclosure Letter sets forth a true, complete, and correct list of (i) the name of all Business Employees and consultants and independent contractors engaged by Seller primarily or exclusively in connection with the Business and the country and state in which the individual normally works, (ii) the employing entity for each such Person, (iii) the position, date of hire, current annual rate of compensation (or with respect to such employees, consultants, or independent contractors compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), including any bonus, commission, and estimated or target annual incentive compensation of each such Person, (iv) the exempt or non-exempt classification of such Person under the Fair Labor Standards Act, (v) whether each such Person is employed on a full-time or part-time basis, (vi) the leave status of each such person, including whether such absence is excused or unexcused, the type of leave (i.e., FMLA, workers’ compensation, bereavement, etc.), the nature of any re-employment rights, and the anticipated return date, if known, and (vii) the paid-time-off or vacation balance of each such Person.
(b) Schedule 2.10(b) to the Seller Disclosure Letter sets forth a list of all payments to any Business Employee or independent contractor or consultant engaged by Seller in connection with the Business owing or arising at, prior to, or following the Closing from or as a result of the consummation of the Transactions, including any payments for stock appreciation or similar rights, any severance or bonus plan or payment, or any similar payment including the amount of each such payment.
(c) To the Knowledge of Seller, no current or former Business Employee is in violation of any term of any employment Contract, non-disclosure agreement, common law non-disclosure agreement, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant agreement, or any similar obligation (i) to Seller or (ii) to any Third Party relating to such Business Employee’s employment in the Business or to the knowledge or use of Trade Secrets or proprietary information of others.
(d) Seller is not a party to or otherwise bound by any CBA or relationship with any group of employees, labor union, works council, trade association, or other employee organization that covers or relates to any of the Business Employees, and no Business Employees are represented by any labor union, works council, or other labor organization with respect to their employment with Seller.
(e) In the past five years, no labor union, works council, other labor organization, or group of Business Employees has made a demand for recognition or certification with respect to the Business, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to the Business Employees. In the past five years, there have been no labor organizing activities with respect to any Business Employees.
(f) In the past three years, there has been no actual or, to the Knowledge of Seller, threatened unfair labor practice charges, material labor grievances, Proceedings, material
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labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling, or other material labor disputes against or affecting the Business.
(g) With respect to the Business Employees, Seller is and has for the past three years been in material compliance with all Laws relating to employment or the workplace, including all Laws respecting wages, hours, employee classification, collective bargaining, labor relations, safety and health, work authorization, equal employment opportunity, immigration, U.S. or foreign visa requirements, the withholding of income Taxes, unemployment compensation, worker’s compensation, employee leave issues, COVID-19, affirmative action, employee privacy and right to know, social security contributions, whistleblowing, disability rights or benefits, plant closures and layoffs (including the WARN Act), employee trainings and notices, and harassment, discrimination, or retaliation based on race, color, national origin, religious creed, physical or mental disability, sex, age, ancestry, medical condition, marital status, sexual orientation or other ground protected by applicable Law. There are no pending or, to the Knowledge of Seller, threatened charges of unfair labor practices or of employment discrimination or of any other wrongful action with respect to any aspect of employment of any Person employed or formerly employed by Seller in connection with the Business.
(h) With respect to the Business Employees, Seller has no material liability for (i) any unpaid wages, salaries, wage premiums, bonuses, commissions, fees, or other compensation to the Business Employees and all contractors or independent contractors performing services on behalf of the Business; or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.
(i) Schedule 2.10(i) to the Seller Disclosure Letter sets forth the name of each employee who suffered an “employment loss” (including as a result of a furlough or reduction in hours) under the WARN Act, including the termination date (and, if applicable, return date) and work location, within the 90 days immediately preceding the date of this Agreement.
(j) To the Knowledge of Seller, no Business Employee with annualized compensation at or above $75,000 intends to terminate such Business Employee’s employment prior to the one year anniversary of the Closing.
(k) To the Knowledge of Seller, there are no allegations of sexual harassment, sexual misconduct, or other allegations of discrimination, harassment, or retaliation relating to officers, directors, employees, contractors, or agents of the Business that, if known to the public, would bring the business into material disrepute.
(l) No employee layoff, facility closure or shutdown (whether voluntary or by Law), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, reduction in salary or wages, or other material workforce changes affecting Business Employees or individual independent contractors of the Business has occurred within the past three months or is currently contemplated, planned, or announced, including as a result of COVID-19 or any Law, Order, directive, guideline, or recommendation by any Government Entity in connection with or in response to COVID-19.
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2.11 Employee Benefits.
(a) Schedule 2.11(a) to the Seller Disclosure Letter lists each material Employee Plan established, maintained, or contributed to by Seller or any of its Affiliates for or with respect to the Business Employees. Seller has provided Buyer true, complete, and correct copies of each such Employee Plan or summaries setting forth the terms thereof.
(b) Seller’s 401(k) Plan and related trust are qualified under applicable sections of the Code and have been so qualified from their effective date. Seller’s 401(k) Plan has received a favorable determination letter from the Internal Revenue Service (or in the case of a master, prototype, or volume submitter plan, a favorable opinion or advisory letter) regarding its qualification under the Code and, to the Knowledge of Seller, there has been no event or condition, whether by action or by failure to act, that could adversely affect the qualified status of Seller’s 401(k) Plan.
(c) Seller and its Affiliates have no Liability with respect to any plan subject to Title IV of ERISA or Section 412 of the Code that could become a Liability of Buyer or any of its Affiliates, and neither Seller nor any of its Affiliates have any Liability with respect to any post-service health or welfare benefits to current or former service providers of the Business that could become a Liability of Buyer or any of its Affiliates.
(d) All material contributions and payments have been timely made or accrued with respect to all Employee Plans in accordance with their terms and applicable Law, and except as would not result in Liability to Buyer or any of its Affiliates all Employee Plans of Seller and its Affiliates have been maintained, funded and administered in material compliance with their terms and Applicable Law.
2.12 Compliance with Laws; Licenses.
(a) Seller is conducting and has conducted the Business in compliance in all material respects with all applicable Laws, Orders, and Data Security Requirements. No written notices have been received by and, to the Knowledge of Seller, no claims have been filed against, Seller alleging a material violation of or material non-compliance with any Laws, Orders, or Data Security Requirements applicable to the Business.
(b) Seller either holds all Licenses or obtains services from appropriately licensed Third Party service providers as required for Seller to operate the Business as conducted prior to Closing Date (the “Third Party Licenses”), all such Licenses (including, to the Knowledge of Seller, any Third Party Licenses), are in full force and effect and are being and have been complied with in all material respects, and Schedule 2.12(b)(i) to the Seller Disclosure Letter sets forth a true, correct, and complete list of all of such material Licenses (the “Business Licenses”). No written and, to the Knowledge of Seller, oral notices have been received by Seller alleging or pertaining to the failure to hold any Business License. Seller is in compliance in all material respects with all terms and conditions of all Business Licenses. There is no material Proceeding currently pending or, to the Knowledge of Seller, threatened against Seller relating to the Business or any Acquired Assets by any Government Entity. No examination of Seller
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related to the Business by any Government Entity has resulted in outstanding findings, requests, or orders from a Government Entity.
2.13 Insurance. Schedule 2.13(a) to the Seller Disclosure Letter set forth a description (including policy number, insurer, expiration dates, and type of coverage) of all insurance policies carried by, or maintained on behalf of, Seller for or covering the Business or any Acquired Assets. Each such insurance policy is in full force and effect, all premiums payable under all such insurance policies have been timely paid and are current. Schedule 2.13(b) sets forth a list of all material claims made with respect to the Business by Seller since March 22, 2019, against an insurer in respect of coverage under a material insurance policy. There has been no threatened termination of, or premium increase with respect to, any such insurance policies.
2.14 Affiliate Transactions. Except as set forth on Schedule 2.14 to the Seller Disclosure Letter, no Affiliate, officer, director, manager, employee, or former employee of Seller (a) is, or within the past three years has been, a party to any Contract with Seller that pertains to the Business or any of the Acquired Assets or Assumed Liabilities, other than any employment, non-competition, confidentiality, or other related agreements between Seller and any Person who is an Affiliate, officer, director, manager, or employee of Seller, (b) owns, leases, or has any direct or indirect economic or other interest in any Acquired Asset, or (c) has or has had, directly or indirectly, any interest in (i) any Person that purchases from or sells, licenses, leases, or furnishes to Seller any goods, services, inventory, or other assets, property, property rights, or services primarily relating to the Business or (ii) any other entity in any business arrangement or relationship with Seller related to the business, or (d) has outstanding any Seller Indebtedness owed to Seller related to the Business.
2.15 Brokerage. Other than Software Equity Group, no broker, finder, investment banker, or other Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement to which Seller is a party or subject for which Buyer could become obligated after the Closing.
2.16 Customers. Schedule 2.16 to the Seller Disclosure Letter sets forth a true, correct, and compete list of the top 10 customers by dollar volume of consolidated sales of the Business for the fiscal year ended December 31, 2019 (collectively, the “Material Customers”), showing the approximate total Business-related sales to each such Material Customer during the applicable period. Since January 1, 2020, no Material Customer has (a) canceled, materially modified, or otherwise terminated, or, to the Knowledge of Seller, threatened to cancel, materially modify, or terminate, its relationship with Seller with regard to the Business, or (b) decreased or limited materially or, to the Knowledge of Seller, threatened to decrease or limit materially, its business with Seller or indicated any intent to modify materially its relationship with Seller with regard to the Business. Seller is not currently involved in any material claim, dispute, or controversy with any Material Customer and, to the Knowledge of Seller, no basis for any such claim, dispute, or controversy exists.
2.17 Vendors. Schedule 2.17 to the Seller Disclosure Letter sets forth a true, correct, and complete list of the top 10 suppliers and vendors by dollar volume of consolidated expenditures for the Business for the fiscal year ended December 31, 2019 (collectively, the
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“Material Vendors”), showing the approximate total Business-related spend by Seller for each such Material Vendor during the applicable period. Since January 1, 2020, no Material Vendor has (a) refused to perform, stopped performing, canceled, or otherwise terminated, or, to the Knowledge of Seller, threatened to cancel or terminate, its relationship with Seller with regard to the Business, or (b) decreased or limited materially or, to the Knowledge of Seller, threatened to decrease or limit materially, its business with Seller with regard to the Business or indicated any intent to modify materially its relationship with Seller with regard to the Business. Seller is not currently involved in any material dispute, claim, or controversy with any Material Vendor and, to the Knowledge of Seller, no basis for any such dispute, claim, or controversy exists.
2.18 Accounts Receivable. All Accounts Receivable included in the Acquired Assets as of the date of this Agreement represent sales actually made or services actually performed or to be performed in the Ordinary Course in accordance with the terms and provisions contained in any Business Contracts relating thereto.
2.19 Certain Business Practices.
(a) Neither Seller nor, to the Knowledge of Seller, any of its directors, officers, or employees, is or has been: (i) a Sanctioned Person, (ii) organized, resident, or located in a Sanctioned Country, or (iii) operating in, conducting business with, or otherwise engaging in any dealings with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws, or (iv) otherwise in violation of any applicable Sanctions Laws, the FCPA, AML Laws, or Anti-Corruption Laws.
(b) In each case with respect to the Business or any of the Acquired Assets, neither Seller nor, to the Knowledge of Seller, any of its directors, officers, or employees, has offered, paid, promised to pay, or authorized payment of any money, or offered, given, promised to give, or authorized giving of anything of value to (i) any Government Officials for purposes of influencing any act or decision of such Government Officials in their official capacity, inducing such Government Officials to do or omit to do any act in violation of its lawful duty, or securing any improper advantage, or inducing such Government Officials to use their influence with a foreign Government Entity to affect or influence any act or decision of such Government Entity, in each case, to assist Seller in obtaining or retaining business for or with, or directing business to any Person; (ii) any Person, while knowing that all or a portion of such money or thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Officials for any prohibited purpose described in clause (i); or (iii) any Person in violation of applicable Anti-Corruption Laws.
2.20 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II AND THE OTHER TRANSACTION DOCUMENTS, SELLER HAS NOT MADE ANY OTHER REPRESENTATIONS OR WARRANTIES RELATING TO THE TRANSACTIONS, ACQUIRED ASSETS, OR BUSINESS AND HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY OTHER REPRESENTATION AND WARRANTY MADE (WHETHER ORALLY OR IN WRITING) TO ANY BUYER PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES WITH RESPECT TO THE TRANSACTIONS,
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ACQUIRED ASSETS, OR BUSINESS, INCLUDING ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO SUCH BUYER PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES BY ANY DIRECT OR INDIRECT EQUITYHOLDER, DIRECTOR, MANAGER, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL, OR OTHER AGENT, CONSULTANT, OR REPRESENTATIVE OF ANY EQUITYHOLDER OR SELLER OR ANY ESTIMATES, PROJECTIONS, OR OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS, AND FORECASTS) INCLUDED IN ANY SUCH INFORMATION OR COMMUNICATIONS.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Each Buyer Party, as applicable, makes to Seller the representations and warranties contained in this Article III as of the date hereof and as of the Closing as follows:
3.1 Organization; Good Standing; Power. Buyer is a Delaware limited liability company duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization. Parent is a Delaware limited liability company duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization. Buyer and Parent each possess all requisite company power and authority necessary to own, operate, and lease their respective properties and assets and to carry on their respective businesses as presently conducted.
3.2 Authorization; Execution and Enforceability; No Breach.
(a) Buyer and Parent each possess all requisite power and authority to enter into this Agreement and each other Transaction Document and to carry out the Transactions. Buyer and Parent, as applicable, have taken all actions necessary, to authorize, execute, deliver, and perform this Agreement and each other Transaction Document to which it is or will be a party and to consummate the Transactions, in accordance with the terms of this Agreement and the other Transaction Documents, as applicable, and no other actions or proceedings on its part are necessary to authorize the execution, delivery, or performance of this Agreement or each other Transaction Document or the consummation of the Transactions. Each Transaction Document to which Buyer or Parent, as applicable, is or will be a party has been, or when executed and delivered by Buyer or Parent, as applicable, will be, duly and validly executed and delivered by Buyer or Parent, as applicable, and (assuming due authorization, execution, and delivery by the other parties thereto) constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of Buyer or Parent, as applicable, enforceable against Buyer or Parent, as applicable, in accordance with its terms and conditions, subject to the Enforceability Exceptions.
(b) Other than filings and consents of Government Entities contemplated by Section 4.4, including any filing that may be required under the Antitrust Laws, no material filing with or notice to, and no permit, authorization, registration, consent, waiver, or approval
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of, any Government Entity is required on the part of Buyer or Parent for the execution, delivery, and performance by Buyer or Parent of this Agreement and the other Transaction Documents to which it is a party or the consummation of the Transactions. Neither the execution, delivery, or performance by Buyer or Parent, as applicable, of this Agreement and the other Transaction Documents to which it is or will be a party nor the consummation of the Transactions will (i) conflict with or result in a breach, violation, or infringement of the terms, conditions, or provisions of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), or (iii) require notice, consent, or approval under, or with respect to, (1) the Governing Documents of Buyer or Parent, as applicable, or (2) any Law or Order to which Buyer or Parent, as applicable, is subject, excluding any filing that may be required by the HSR Act.
3.3 Brokerage. There are no claims for brokerage commissions, finders’ fees, or similar compensation to other Persons in connection with the Transactions based on any arrangement or agreement to which Buyer or Parent is a party or to which Buyer or Parent is subject for which Seller could become liable or obligated after the Closing.
3.4 Litigation. There are no Proceedings pending or, to the Knowledge of Buyer or Parent, threatened against or affecting Buyer or Parent which have or could have a material adverse effect on, or materially delay, the ability of Buyer to consummate the Transactions.
3.5 Financing. Buyer’s obligation to consummate the Transactions is not subject to any conditions regarding Buyer’s ability to obtain financing. As of the date hereof, Buyer has provided Seller with a true and complete copy of a commitment letter (including all annexes, exhibits, schedules, and other attachments thereto), dated as of the date hereof, by and between Parent and the Debt Financing Sources party thereto (the “Debt Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources party thereto have agreed to lend the amounts set forth therein for the purposes set forth therein (the “Debt Financing”). As of the date hereof, there are no side letters, understandings, or other Contracts or arrangements, whether written or oral, to which Parent or any of its Affiliates are a party that contain any conditions precedent to the funding of the full amount of the Debt Financing, other than the Debt Financing Commitment and the executed closing payment letters referred to in the Debt Financing Commitment (each, a “Debt Financing Closing Payment Letter” and collectively, the “Debt Financing Closing Payment Letters”) (a customarily redacted copy of which has been provided to Seller) and the Credit Agreement (as defined in the Debt Financing Commitment). As of the date hereof, the Debt Financing Commitment is in full force and effect, and has not been amended, modified, withdrawn, or rescinded in any respect, and no amendment, modification, withdrawal, or rescission is contemplated or the subject of current discussions. Assuming due authorization, execution, and delivery of the parties thereto (other than Parent), the Debt Financing Commitment is the legal, valid, and binding obligation of Parent and, to the Knowledge of Parent, the other parties party thereto, in each case, subject to the Enforceability Exceptions. As of the date hereof, there are no conditions precedent or other contractual contingencies (directly or indirectly) related to the funding of the full amount of the Debt Financing at Closing other than the conditions to Closing set forth herein and the conditions expressly set forth in the Debt Financing Commitment. As of
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the date hereof, neither Parent nor Buyer has knowledge of any event that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Financing Commitment that would, or would reasonably be expected to, result in Parent being unable to obtain the Debt Financing on the terms and subject to the conditions set forth in the Debt Financing Commitment and the Debt Financing Closing Payment Letters. As of the date hereof and assuming (i) that the representations and warranties of Seller set forth in Article II are true and correct in all material respects as of Closing, (ii) the compliance with the covenants set forth in Article IV applicable to Seller, and (iii) the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, neither Parent nor Buyer has knowledge of any event that would, or would reasonably be expected to, result in any of the conditions to the Debt Financing Commitment not being satisfied or the full amount of the Debt Financing not being available to Parent at the Closing. As of the date hereof, Parent has fully paid or caused to be paid any and all commitment fees and other fees that are required by the Debt Financing Commitment or the Debt Financing Closing Payment Letters to be paid on or prior to the date hereof pursuant to the terms thereof. The aggregate proceeds contemplated by the Debt Financing Commitment, together with Parent’s cash on hand, are sufficient for Buyer to (i) pay the Closing Cash Consideration in accordance with Section 1.2(b) and (ii) pay all fees, costs, and expenses required to be paid by Parent or Buyer at the Closing (the payments and repayments described in clauses (i) and (ii), the “Required Payments”).
3.6 Solvency. Assuming (a) that the representations and warranties of Seller set forth in Article II are true and correct in all material respects as of Closing, (b) the compliance with the covenants set forth in Article IV applicable to Seller, and (c) the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, immediately following Closing, after giving effect to the Transactions (including the Financing and the payment of all related fees and expenses), Buyer will (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts; and (iii) have adequate capital to carry on its business. No transfer of property is being made by (or at the direction of) Buyer, Parent, or any of their respective Affiliates, and no obligation is being incurred by (or at the direction of) Buyer, Parent, or any of their respective Affiliates, in connection with the Transactions with the intent to hinder, delay, or defraud either present or future creditors of Buyer, Parent, or any of their respective Affiliates.
3.7 No Other Representations; Disclaimer of Reliance. BUYER AND PARENT EACH ACKNOWLEDGE THAT IT HAS CONDUCTED TO ITS SATISFACTION AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS, LIABILITIES, PROPERTIES, AND PROJECTED OPERATIONS OF THE BUSINESS AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, BUYER AND PARENT EACH HAVE RELIED EXCLUSIVELY ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND ON THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN ARTICLE II (AS MODIFIED BY THE SELLER DISCLOSURE LETTER) AND THE OTHER TRANSACTION DOCUMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, EACH OF BUYER AND PARENT, ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES AND REPRESENTATIVES,
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ACKNOWLEDGES AND AGREES THAT NO PERSON IS MAKING OR WILL BE DEEMED TO HAVE MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY,BEYOND THOSE EXPRESSLY GIVEN BY SELLER IN ARTICLE II (AS MODIFIED BY THE SELLER DISCLOSURE LETTER) AND THE OTHER TRANSACTION DOCUMENTS, AND NEITHER BUYER, PARENT, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IS RELYING ON, AND EACH SUCH PERSON EXPRESSLY DISCLAIMS RELIANCE ON, ANY REPRESENTATIONS OR WARRANTIES OTHER THAN THOSE MADE BY SELLER IN ARTICLE II (AS MODIFIED BY THE SELLER DISCLOSURE LETTER) AND THE OTHER TRANSACTION DOCUMENTS.
ARTICLE IV
COVENANTS

4.1 Conduct of Business. During the Executory Period, except as expressly contemplated by this Agreement or any other Transaction Document, as set forth on Schedule 4.1 to the Seller Disclosure Letter, or as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned, or delayed), Seller shall conduct the Business in the Ordinary Course, and use Commercially Reasonable Efforts to maintain, preserve, and protect the Acquired Assets, retain the Business Employees, and maintain and preserve their relationships with customers, suppliers, and others having business relationships with Seller with respect to the Business. Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement or any other Transaction Document, as set forth on Schedule 4.1 to the Seller Disclosure Letter, or as otherwise consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned, or delayed), during the Executory Period, Seller shall not:
(a) enter into any joint venture or similar arrangement related to the Business;
(b) agree to become subject to any Liability that would be an Assumed Liability, except in the Ordinary Course;
(c) mortgage, pledge, or subject to any material Lien (other than Permitted Liens) any of the Acquired Assets;
(d) transfer, assign, lease, sell, license, abandon, or otherwise dispose of any of any of the Acquired Assets, other than dispositions made in the Ordinary Course;
(e) adopt a plan of liquidation, dissolution, restructuring, recapitalization, bankruptcy, suspension of payments, or other reorganization;
(f) except as contemplated in connection with the Closing of the Transactions, terminate the employment or service of any Business Employee, except for cause as determined by Seller;
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(g) negotiate, modify, extend, or enter into any CBA with respect to the Business Employees or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Business Employees;
(h) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes, or other similar actions that could implicate the WARN Act with respect to the Business Employees;
(i) hire, engage, furlough, or temporarily layoff any employee or independent contractor, as they pertain to the Business, with annual compensation in excess of $75,000;
(j) transfer or reassign the duties or responsibilities of any employee of Seller or its Affiliates (i) so that such employee becomes a Business Employee or (ii) who would otherwise be a Business Employee so that such employee is no longer a Business Employee;
(k) waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or similar restrictive covenant obligation of any current or former employee or independent contractor of the Business;
(l) enter into any Material Contract that if entered into prior to the date hereof would be a Business Contract or amend, modify, terminate, extend, renew, or waive any material right under any Business Contract, in each case, other than in the Ordinary Course, or enter into any customer Contract other than a customer Contract that is substantially consistent with the standard terms and conditions for customer Contracts as of the date of this Agreement;
(m) other than in the Ordinary Course, grant any increase in compensation or benefits to any Business Employee or adopt, enter into, or amend any Employee Plan;
(n) enter into any agreement, arrangement, or transaction with any Business Employee (or with any relative, beneficiary, spouse, or Affiliate of such Persons) other than in the Ordinary Course;
(o) make any material change in any method of accounting practice or policy (including principles or practices with respect to inventory, cash management, revenue recognition, payments of accounts payable, and collection of accounts receivable) or modify standard billing or collection procedures, in each case, as it affects the Business and other than as required by GAAP or applicable Law;
(p) settle or compromise any material Proceeding or threatened material Proceeding relating exclusively to the Business or Acquired Assets, other than any settlement or compromise of such Proceeding that involves solely cash payments of less than $50,000 in the aggregate;
(q) make capital expenditures or investments (or commitments therefor) other than in the Ordinary Course and in amounts less than $50,000 in the aggregate; or
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(r) agree to take any action not permitted to be taken pursuant to this Section 4.1;
For avoidance of doubt, other than the right to consent with respect to the foregoing matters and without limiting the provisions of this Section 4.1, nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct Seller’s operation of the Business prior to the Closing.
4.2 Commercially Reasonable Efforts; Cooperation. Buyer and Seller shall cooperate with each other and use Commercially Reasonable Efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable to consummate and make effective the Transactions as soon as practicable, including using Commercially Reasonable Efforts to prepare and file as promptly as reasonably practicable all documentation to obtain as promptly as reasonably practicable all consents, approvals, registrations, authorizations, waivers, or Licenses necessary or advisable to be obtained from any Government Entity to consummate the Transactions.
4.3 Exclusivity.
(a) During the Executory Period, Seller shall not, directly or indirectly, and shall direct its Affiliates and Representatives not to, (i) solicit, initiate, knowingly encourage, or knowingly facilitate any inquiries, the initiation, or the making of any proposals or offers from any Person (other than Buyer, Parent, and their respective Representatives) concerning, or which could reasonably be expected to lead to an Acquisition Proposal, (ii) approve or recommend, or propose to approve or recommend, whether publicly or to any director or equity holder, or enter into any letter of intent, agreement principal, merger agreement, acquisition agreement, or similar Contract related to, any Acquisition Proposal, or (iii) participate in any discussions with any Third Party regarding, or furnish to any Third Party any information in connection with, any Acquisition Proposal. Seller shall, within five Business Days after the date of this Agreement, restrict access to the virtual data room established in connection with the Transactions by any Person other than Buyer, Parent, Seller, and their respective Affiliates and Representatives. Seller shall notify Buyer of the receipt of any Acquisition Proposal, along with the identity of the applicable Person and the details of the material terms, within four Business Days after receipt by Seller; provided that Seller will not be required to provide any such notice if Seller informs the applicable Person of its exclusivity obligations under this Section 4.3 and ceases all further communications with such Person regarding such Acquisition Proposal.
(b) During the Executory Period, Seller shall, and shall cause its Affiliates and Representatives to, (i) immediately cease and terminate any existing discussion or negotiation with any Person (other than Buyer, Parent, and their respective Representatives) with respect to any Acquisition Proposal, (ii) use Commercially Reasonable Efforts to enforce their respective rights under, and not release any Person from, the confidentiality, nondisclosure, and other similar Contracts with such Persons (other than Buyer, Parent, and their respective Representatives), and (iii) use Commercially Reasonable Efforts to recover, or remove access to, all information concerning Seller in the possession of such Persons and their respective
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Representatives (other than information provided to such Persons in the Ordinary Course for purposes unrelated to an Acquisition Proposal).
4.4 Governmental Approvals. During the Executory Period:
(a) The Parties shall use Commercially Reasonable Efforts to determine the filings and notifications required to be made with, or consents that are required to be obtained from, any Third Party under the terms of any Material Contract included in the Acquired Assets or Government Entity under any applicable Law in connection with the execution and delivery of this Agreement and the consummation of the Transactions, in addition to those addressed in Section 4.4(b). Subject to the remainder of this Section 4.4, Buyer, on the one hand, and Seller, on the other hand, shall, and shall cause their respective Representatives to, promptly file or make or cause to be filed or made, and use Commercially Reasonable Efforts to obtain or cause to be obtained as promptly as practicable, all necessary filings with and consents of such Third Parties or Government Entities.
(b) In furtherance and not in limitation of Section 4.4(a), the Parties shall use best efforts to take or cause to be taken all other actions necessary, proper, or advisable to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under any applicable Antitrust Law as soon as reasonably practicable after the date of this Agreement. If required by the Antitrust Laws in the reasonable judgment of Buyer and if the appropriate filings pursuant to the Antitrust Laws have not been filed prior to the date hereof, each Party agrees to file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form Relating to this Agreement within 10 Business Days from the date of this Agreement, which filings shall request early termination of the HSR waiting period. The Parties shall use best efforts to (i) cooperate in connection with any filing, submission, or response to any written or oral requests from Government Entities for additional information or documentary evidence, including providing each other with advance copies and a reasonable opportunity to comment on all material proposed notices, submissions, filings, applications, undertakings, and information and correspondence proposed to be supplied to or filed with any Government Entities, except the Parties’ HSR filings, (ii) cooperate and provide one another reasonable advance notice of, and the opportunity to consult regarding, all substantive meetings with Government Entities, whether in person or by electronic or telephonic means, and regarding all written communications with Government Entities, in each case, in connection with the Transactions, and (iii) promptly provide each other with copies of all written communications to or from any Government Entity (except for HSR filings); provided that the materials required to be provided pursuant to this Section 4.4(b) may be redacted (A) to remove references concerning the valuation of the Acquired Assets, (B) as necessary to comply with contractual obligations, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further that a Party may reasonably designate any competitively sensitive material provided to another Party under this Section 4.4(b) as “Outside Counsel Only”. No Party shall, and each party shall not permit any of its Representatives to, participate in any substantive meeting with any Government Entity in respect of any filings, investigation, or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Government Entity, gives the other Party the
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opportunity to attend and participate thereat. Except in the event of a Burdensome Condition, the Parties shall not willfully take any action that delays, impairs, or impedes the receipt of any required consents, authorizations, Orders, or approvals.
(c) As used in Section 4.4(b), “best efforts” means the best efforts of the each Party, but will not require any Party or any of their respective Affiliates to (1) sell or hold separate and agree to sell, divest, discontinue, or limit, before or after the Closing, any of their respective assets or businesses; (2) make any material conditions relating to, or material changes or restrictions in, the operation of any such assets or businesses (or any part thereof); (3) take any action that would, or would be reasonably likely to, materially impair the benefits reasonably expected to be derived by Buyer, Seller, or any of their respective Affiliates from the Transactions; or (4) take any action that would, or would be reasonably likely to, impose any material cost or Liability on Buyer, Seller, or any of their respective Affiliates (subclauses (1) through (4) being referred to as a “Burdensome Condition”). In connection with resolving any issues raised by or concerns of Government Entities in connection with the actions addressed in this Section 4.4, neither Party will obligate itself or any of its Affiliates, without each other Party’s prior written consent (which may be withheld in such Party’s sole discretion), to undertake any actions that would constitute or give rise to, or reasonably could be expected to constitute or give rise to, a Burdensome Condition.
(d) Each Party will promptly notify the others in writing of any pending or, to the Knowledge of such Party, threatened in writing action, Proceeding, or investigation by any Government Entity or any other Person (i) challenging or seeking damages in connection with the Transactions or (ii) seeking to restrain or prohibit the consummation of the Transactions.
4.5 Access. During the Executory Period, Seller shall afford Buyer and its Representatives reasonable access during normal business hours, upon reasonable notice, and in a manner that does not unreasonably interfere with the normal business operations of Seller to (a) the assets, books and records, employees, and properties of the Business and (b) such additional information relating to the Business, Acquired Assets, or Assumed Liabilities as Buyer may from time to time reasonably request.
4.6 Assignment and Novation of Business Contracts.
(a) Notwithstanding anything to the contrary in this Agreement, this Agreement does not constitute an agreement to transfer (by novation, assignment, or delegation) any Business Contract, or any claim, right, benefit, or obligation thereunder, if an attempted transfer thereof is not permitted or is not permitted without the consent of a Government Entity or Third Party, as applicable (each an “Unassignable Contract”). This Agreement shall not be deemed to constitute an assignment of any such Unassignable Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Unassignable Contract, and, except as contemplated by this Section 4.6, Buyer shall assume no obligations or liabilities under any such Unassignable Contract. Seller shall advise Buyer in writing at least two Business Days prior to the Closing Date with respect to any Business Contract not otherwise disclosed on Schedule 2.2(b) to the Seller Disclosure Letter
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that, to the Knowledge of Seller, will or may not be subject to assignment to Buyer hereunder at the Closing.
(b) Notwithstanding anything to the contrary contained in this Agreement, the following provisions will apply with respect to each Unassignable Contract:
(i) Seller shall cooperate with Buyer following the Closing Date in a reasonable arrangement designed to novate all rights and obligations of Seller to Buyer so that Buyer is substituted for Seller under each Unassignable Contract and Seller is relieved of all further Liabilities and rights thereunder.
(ii) If, with respect to any such Unassignable Contract, such novation is not obtained, or if an attempted novation, assignment, or delegation thereof would be ineffective or would adversely affect the claims, benefits, rights, or obligations of Buyer or Seller thereunder, to the extent permitted by applicable Law and the terms of such Unassignable Contract, effective as of the Closing, (1) this Agreement will constitute a full and equitable assignment and delegation to Buyer of all of Seller’s benefits, Liabilities, obligations thereunder and right, title and interest thereto, and Buyer will be deemed Seller’s agent for the purpose of completing, fulfilling, and discharging all of Seller’s Liabilities and obligations thereunder; (2) Seller shall take all necessary steps and actions to provide Buyer with the benefits of each Unassignable Contract and to relieve Seller of the performance of all Liabilities and obligations thereunder; and (3) if requested by Buyer, Seller shall act as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.
(c) Upon Buyer’s request, the Parties agree to use Commercially Reasonable Efforts to cause each Unassignable Contract to be assigned to Buyer in accordance with the terms thereof promptly following the Closing; provided that Seller shall not be required to incur any additional out-of-pocket costs or expenses in connection therewith.
4.7 Tax Matters.
(a) As between the Parties, (i) Seller shall be responsible for and pay all real property Taxes, personal property Taxes, and similar ad valorem obligations, if any, including special assessments with respect to such Taxes, levied or imposed upon, or in connection with, the Acquired Assets or the conduct or operation of the Business with respect to any Pre-Closing Tax Period; (ii) Buyer shall be responsible for and pay all real property Taxes, personal property Taxes, and similar ad valorem obligations, if any, including special assessments with respect to such Taxes, levied or imposed upon, or in connection with, the Acquired Assets or the conduct or the operation of the Business with respect to any taxable period or portion thereof beginning after the Closing Date; and (iii) each Party will be responsible for its own income Taxes. All such real property Taxes, personal property Taxes, and similar ad valorem obligations levied with respect to the Acquired Assets or the Business for a taxable period that includes (but does not end on) the Closing Date will be apportioned between Seller and Buyer based on the number of days included in such period through and including the Closing Date and the number of days included in such period after the Closing Date.
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(b) Seller and Buyer will provide each other with such assistance and non-privileged information relating to the Business and the Acquired Assets as may reasonably be requested in connection with the preparation of any Tax Return relating to the Business or the Acquired Assets or the performance of any Proceeding by any Taxing Authority relating to any such Tax Return, whether conducted in a judicial or administrative forum, and, to the extent in such Party’s possession as of the date of this Agreement, each will retain and provide to the other Party all non-privileged records and other information that may be relevant to any such Tax Return or Proceeding relating to Taxes.
(c) Seller and Buyer will each be responsible for paying 50% of all transfer, documentary, sales and use, registration, value-added, stamp, or other similar Taxes, if any, arising out of or in connection with the Transactions (collectively, “Transfer Taxes”), and Seller shall prepare and file all Tax Returns and other documentation with respect to such Transfer Taxes on a timely basis as may be required to comply with the provisions of applicable Tax Laws; provided that Buyer shall provide to Seller any certificates or other documents that Seller may reasonably request to minimize Seller’s actual or potential liability for such Transfer Taxes.
(d) Within 60 days after the Closing, Seller shall deliver to Buyer a proposed allocation for income Tax purposes of the Purchase Price and the Assumed Liabilities (together with any other items properly treated as purchase price for U.S. federal income Tax purposes) between the Acquired Assets (the “Initial Allocation”) for Buyer’s review and comment. Such allocation must comply with the requirements of Section 1060 of the Code and the Treasury Regulations thereunder. If, prior to the end of the Review Period, Buyer has not delivered to Seller a Notice of Disagreement with respect to the Initial Allocation, the Initial Allocation will be final and binding on the Parties and will be deemed the Final Allocation. If, prior to the end of the Review Period, Buyer has delivered to Seller a Notice of Disagreement with respect to the Initial Allocation, then (i) during the Resolution Period, Buyer and Seller shall seek in good faith to resolve any Disputed Items; and (ii) all items included in the Initial Allocation that Buyer does not include in such Notice of Disagreement will be final and binding on the Parties. During such Resolution Period, each Party shall provide the other Party and its Representatives with reasonable access, during normal business hours and upon reasonable notice, to the books, records, and other materials that such other Party reasonably requests relating to such Notice of Disagreement and such Disputed Items. If, at the end of the Resolution Period, Buyer and Seller have not resolved each Disputed Item with respect to the Initial Allocation, then any remaining Disputed Items will be submitted to the Independent Accounting Firm for resolution in a manner consistent, mutatis mutandis, with the review and Disputed Items procedures set forth in Section 1.3(d). Each Party shall report the Transactions for income Tax purposes in a manner consistent with the Final Allocation and shall not take any position inconsistent therewith on any Tax Return or before any Government Entity unless otherwise required by “a determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local, or non-U.S. Law).
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4.8 Employee Matters.
(a) Prior to the Closing Date and effective as of and contingent upon the Closing, Buyer or one of its Affiliates shall make offers of employment to (and Seller and its Affiliates shall terminate the employment of) all of the employees of the Business set forth on Schedule 4.8(a) to the Seller Disclosure Letter (the “Business Employees”) who are actively at work as of the Closing Date; provided that Seller shall have the right to review and provide comments on any such communications to the Business Employees.
(b) Effective immediately following the Closing, Buyer or an Affiliate of Buyer shall employ each Business Employee who (i) prior to the Closing Date has accepted in writing an offer of employment and has executed and delivered to Buyer or an Affiliate of Buyer such other agreements or documents that Buyer reasonably requires, (ii) continues to be an employee of a Seller or any of its Affiliates as of immediately prior to the Closing, and (iii) agrees to become an employee of Buyer or an Affiliate of Buyer effective as of the Closing. Business Employees who accept such offers of employment from Buyer are referred to herein as “Continuing Employees.” In the event any Business Employee who is not actively at work as of the Closing Date becomes available for and able to return to active work within 90 days following the Closing Date, Buyer or its Affiliate shall offer employment to (and Seller and its Affiliates shall terminate) such Business Employee effective upon the date such Business Employee is available for and able to return to active work. Such offer by Buyer or its Affiliate will be on the terms set forth in this Section 4.8. Nothing contained in this Section 4.8 will in any way limit Buyer’s or any of its Affiliates’ ability to terminate the employment of any Continuing Employee for any or no reason and neither Buyer nor any of its Affiliates is in any way obligated to continue the employment of any such Continuing Employee for any specific period.
(c) Without limiting the generality of Section 1.1(d), Buyer and its Affiliates will have no obligations or other Liabilities under this Agreement with respect to any Person who elects not to become a Continuing Employee in accordance with Section 4.8(b) or Section 4.8(c) (any such employee, a “Non-Continuing Employee”). Seller will be exclusively responsible for all Liabilities arising from Seller’s employment of any such Non-Continuing Employee or Seller’s termination of such employment (including any severance and other similar costs), and all such Liabilities will constitute Excluded Liabilities under this Agreement.
(d) For a period of 12 months following the Closing Date (or until the termination of employment of the relevant Continuing Employee if sooner), Buyer or an Affiliate of Buyer shall provide or cause to be provided to all Continuing Employees (i) a rate of base salary or hourly rate, wages, non-equity based bonus opportunity, and other cash compensation no less favorable in total than the rate of base salary, wages, non-equity bonus opportunity, and other cash compensation paid by Seller and their Affiliates to such Continuing Employee immediately prior to the Closing Date, and (ii) other employee benefits that are substantially comparable in the aggregate to the benefits provided Buyer’s or its Subsidiaries’ similarly situated employees as of immediately prior to the Closing Date; provided that nothing in this Section 4.8(d) will prohibit Buyer or any of its Affiliates from implementing across-the-board reductions in salary, wages, bonuses, cash compensation, and employee benefits to its employees
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so long as such reductions do not disproportionately affect the Continuing Employees relative to other similarly situated employees of Buyer or any of its Subsidiaries.
(e) With respect to any employee benefit plan maintained by Buyer or any of its Subsidiaries in which any Continuing Employees will participate effective as of the Closing or thereafter, Buyer shall, and shall cause its Subsidiaries to, recognize all service of the Continuing Employees with Seller prior to the Closing as if such service were with Buyer or such Subsidiary for purposes of vesting, eligibility, and level of benefits (but not for purposes of benefit accrual under any Tax-qualified defined benefit plan or for any purpose under any equity-based, nonqualified deferred compensation or retiree welfare plan or arrangement) in each such plan; provided that such service will only be recognized to the same extent and for the same purpose as recognized by Seller under a comparable Employee Plan of Seller prior to the Closing and will not be recognized to the extent that it would result in a duplication of benefits or compensation. Following the Closing Date, for the plan year in which the Closing occurs Buyer shall use Commercially Reasonable Efforts to (i) ensure, or cause to ensure subject to contract and plan provisions, that no limitations or exclusions as for pre-existing conditions, evidence of insurability or good health, waiting periods, or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any health benefit plans in which such Continuing Employees or their dependents or beneficiaries may be eligible to participate to the same extent not applicable under a comparable Seller Employee Plan and (ii) provide or cause to be provided that eligible in-network medical expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date will be taken into account for purposes of satisfying the applicable deductible for such health plan.
(f) Buyer shall cause its or its Subsidiary’s 401(k) plan or Tax-qualified defined contribution plan to permit the Continuing Employees to make rollover contributions to such plan of amounts distributable to such Continuing Employees from Seller’s 401(k) Plan that are eligible rollover distributions as defined in Section 402(c) of the Code (in cash, but including any promissory notes reflecting participant loans to Continuing Employees from the Seller’s 401(k) Plan).
(g) Effective as of the Closing, Seller shall cause all Continuing Employees who participate in the Seller 401(k) Plan to be fully vested in their account balances thereunder, and Seller shall make all employer contributions that would have been made on behalf of such Continuing Employees had the Transactions not occurred, regardless of any service or end of year employment requirements but prorated for the portion of the plan year that ends on the Closing Date. Seller will be solely responsible for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9.
(h) Buyer shall have no obligation to assume the accrued but unused paid time off of any Business Employee who is employed outside the State of California. With respect to Business Employees employed in the State of California, Seller shall require each Business Employee to elect whether such employee desires to have his or her accrued but unused paid
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time off paid out upon Closing by Seller or transferred to Buyer or its Affiliates (the “PTO Elections”). Not later than the 10 days prior to the Closing Date (the “Election Deadline”), Seller will provide Buyer with a list of all responses to the PTO Elections. For those Business Employees employed in the State of California who (a) become Continuing Employees and (b) elect in writing for accrued but unused paid time off to be transferred to Buyer or its Affiliates, Buyer will assume such amounts. Within the time frame required by applicable Law, Seller shall pay all accrued but unused paid time off to each Business Employee employed in the State of California who either (i) does not become a Continuing Employee, (ii) elects in writing by the Election Deadline for such employee’s accrued but unused paid time off to be paid out by Seller on the Closing Date, or (iii) fails to respond in writing to the PTO Election by the Election Deadline.
(i) For the 90 days following the Closing, Buyer shall not, and shall cause its Affiliates not to, take any action with regard to the Continuing Employees that may, alone or in combination with any conduct of Seller occurring prior to the Closing, cause Seller to incur any Liability under the WARN Act or any equivalent state or local Laws.
(j) During the Interim Period, Seller shall use Commercially Reasonable Efforts to make natural Persons engaged by Seller as independent contractors available to Buyer for the purpose of allowing Buyer to interview each such contractor for the purposes of determining the nature and extent of each such Person’s continuation with Buyer, if any. During the Interim Period, Seller shall provide to Buyer contact information for third-party service providers providing contingent personnel to the Business and reasonably cooperate in identifying such contingent work force to the extent reasonably requested by Buyer.
(k) The provisions of this Section 4.8 are solely for the benefit of the Parties and shall not be construed to confer any benefits or rights or remedies (including any third party beneficiary rights) on any other Person. No provision of this Agreement will be construed to (i) establish, amend, modify, or terminate or limit the ability of Buyer or any of its Affiliates to amend, modify, or terminate any benefit or compensation plan, program, contract, policy, agreement, or arrangement, or (ii) confer on any Person any right to employment or service or any particular term or condition of employment or service with Buyer or any of its Affiliates, or limit the ability of Buyer or any of its Affiliates to terminate the employment or service of any Person at any time and for any or no reason.
4.9 Confidentiality. For two years following the Closing Date, Seller shall, and shall use Commercially Reasonable Efforts to cause its Affiliates to, hold in confidence and not disclose to any Person other than Seller’s legal, Tax, accounting, banking, or other professional advisers, any Confidential Information. If Seller or any of its Affiliates or Representatives are compelled to disclose any Confidential Information by judicial or administrative Proceeding (but specifically excluding any disclosure required by applicable Law), Seller shall notify Buyer and shall disclose only that portion of such Confidential Information that Seller is advised by its counsel (including in-house counsel) is legally required to be disclosed. Seller shall cooperate with Buyer, at Buyer’s sole expense, to obtain an appropriate protective Order or other reasonable assurance that confidential treatment will be accorded such Confidential Information.
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The provisions of this Section 4.9 will not apply to any information or data used exclusively in the operation of the Excluded Assets or relating to the Excluded Liabilities.
4.10 Public Announcements. Each Party will not, and will cause its Affiliates and its Representatives not to, issue or cause the publication of any press release or other public announcement with respect to the economic or other material terms of the Transactions without the prior written consent of the other Party (such consent not to be unreasonably withheld, delayed, or conditioned); provided that a Party may, without the prior written consent of the other Party, issue or cause publication of any such press release or public announcement or filing with the SEC to the extent that such Party reasonably determines, after consultation with legal counsel, such action is required by applicable Law, including the rules and regulations of the SEC, or pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service, in which event such Party will use Commercially Reasonable Efforts to allow the other Parties reasonable time to comment on such press release, public announcement or SEC filing in advance of its issuance, publication, or filing. Notwithstanding the foregoing, the Parties shall work together in good faith to issue, individually or collectively, in connection with the execution of this Agreement a press release or releases announcing the Transactions and the anticipated go-forward relationship of the Parties thereafter as contemplated by this Agreement and the other Transaction Documents (including the announcement of the same to investors in, and discussion regarding the same with analysts of, any publicly-traded Affiliate of Seller).
4.11 Debt Financing.
(a) Subject to the terms and conditions of this Agreement, each of Parent and Buyer will use Commercially Reasonable Efforts to (i) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Financing Commitment or on such other terms and conditions that would not reasonably be expected to delay the Closing in any material respect or reduce the aggregate amount of the Debt Financing to an amount that, when taken together with Parent’s cash on hand, would not be sufficient to make the Required Payments at Closing; (ii) satisfy on a timely basis all conditions set forth in the Debt Financing Commitment applicable to Parent or Buyer that are within its control; and (iii) enforce its rights under the Debt Financing Commitment in the event of any breach or threatened breach thereof.
(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, each of Parent and Buyer will, as promptly as practicable following the occurrence of such event, use Commercially Reasonable Efforts to arrange alternative financing from alternative sources on terms and conditions that would not reasonably be expected to delay the Closing in any material respect or reduce the aggregate amount of the Debt Financing to an amount that, when taken together with Parent’s cash on hand, would not be sufficient to make the Required Payments at Closing; provided that, for the avoidance of doubt, completing the Debt Financing is not a condition to Closing. To the extent Parent and Buyer obtain alternative financing pursuant to this Section 4.11(b), references
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to the Debt Financing, the Debt Financing Commitment, and the Debt Financing Sources (and other like terms in this Agreement) will be deemed to refer to such alternative financing.
(c) To the extent reasonably requested from time to time by Seller, Parent and Buyer shall keep Seller reasonably informed of the status of Parent’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating Seller, in a reasonable level of detail, with respect to status, proposed closing date, and material terms of the definitive documentation related to the Debt Financing. Without limiting the foregoing, Parent and Buyer will give Seller prompt notice of (i) any breach by any party to the Debt Financing Commitment that Buyer or Parent becomes aware of that would, or would reasonably be expected to, result in Parent being unable to obtain the Debt Financing on the terms and subject to the conditions set forth in the Debt Financing Commitment or that would reasonably be expected to delay the Closing in any material respect or (ii) any repudiation, cancellation, or termination of the Debt Financing Commitment by any party to the Debt Financing Commitment.
4.12 Debt Financing Cooperation.
(a) Prior to Closing and subject in all respects to Section 4.12(b), Seller will, and will use Commercially Reasonable Efforts to cause its Representatives to, provide to Parent and Buyer, in each case at the sole cost and expense of Parent and Buyer, upon reasonable notice and on a timely basis, such cooperation as may be reasonably requested by Parent, Buyer, or the Debt Financing Sources to assist Buyer and Parent in causing the conditions described in the Debt Financing Commitment that relate to any information about Seller, the Business, or the Acquired Assets with respect to pre-Closing periods to be satisfied and all other commercially reasonable cooperation as is reasonably necessary or requested by Parent, Buyer, or the Debt Financing Sources in connection with obtaining, arranging, and consummating the Debt Financing in accordance with its terms, including cooperation that consists of:
(i) providing Parent and Buyer as promptly as reasonably practicable with such readily available financial and other information regarding the Business and Acquired Assets as may be necessary in connection with any Debt Financing or as otherwise reasonably requested by Parent or Buyer in connection therewith, including furnishing Parent, Buyer, and the sources of the Debt Financing with the financial information set forth in Exhibit C of the Debt Financing Commitment;
(ii) furnishing Parent and Buyer promptly with all documentation and other information as reasonably requested by Parent or Buyer within five Business Days following written request therefor from Parent or Buyer in connection with such Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations;
(iii) making appropriate officers and members of senior management of Seller available to (1) participate in a reasonable number of meetings, presentations, due diligence sessions, and sessions with prospective lenders in connection with the Debt Financing; and (2) assist with the preparation of materials for bank information memoranda and similar documents required in connection with the arranging, obtaining, and consummation of the Debt
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Financing, which includes the consent to the reasonable use of Seller’s logos in connection with the Debt Financing (and will, upon request of Buyer, provide Buyer with electronic versions of such logos for such use); and
(iv) assisting Parent and Buyer in connection with the preparation and registration of any pledge and security documents, supplemental indentures, currency or interest hedging arrangements, and other definitive financing agreements or documents (including any related schedules, annexes, and exhibits thereto) as may be reasonably requested by Parent, Buyer, or the Debt Financing Sources, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in the Acquired Assets with respect to the Debt Financing, it being understood that such documents will not be recorded or take effect until the Closing.
(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, (i) neither Seller nor any of its Affiliates or Representatives will be required to execute or enter into any certificate, instrument, Contract, or other document in connection with the Financing, including any solvency certificate in each case, that is not contingent upon Closing; (ii) nothing herein will require cooperation or other actions or efforts on the part of Seller or any of its Affiliates or Representatives in connection with the Financing to the extent it would interfere unreasonably with the business or operations of Seller or its Affiliates; (iii) neither Seller nor any of its Affiliates or Representatives will be required to pay any commitment or other similar fee, to incur any other Liability, or to enter into any Contract or other instrument or document (including grants of security interests or pledging of collateral) in connection with the Debt Financing that is not contingent upon Closing; and (iv) nothing herein will require Seller or any of its Affiliates or Representatives to adopt resolutions approving or otherwise approve or execute the Contracts, documents, or instruments pursuant to which the Debt Financing is made.
(c) Prior to the Closing, Buyer and Parent shall, and shall cause their respective Affiliates to (and use Commercially Reasonable Efforts to cause their respective Representatives to), hold in confidence and not disclose to any Person other than their respective legal, Tax, accounting, banking, or other professional advisers and the Debt Financing Sources or any Debt Financing Sources Related Parties, any information furnished to or obtained by Parent, Buyer, or the sources of the Financing pursuant to this Section 4.12 (excluding any such information that otherwise is or becomes generally available to the public other than as a result of disclosure by Parent, Buyer, or any of their respective Affiliates or Representatives in violation of this Section 4.12). If either Buyer, Parent, or any of their respective Affiliates or Representatives are compelled to disclose any such information by judicial or administrative Proceeding (but specifically excluding any disclosure required by applicable Law), Buyer and Parent shall notify Buyer and shall disclose only that portion of such information that Buyer or Parent is advised by its counsel (including in-house counsel) is legally required to be disclosed. Buyer and Parent shall cooperate with Seller, at Seller’s sole expense, to obtain an appropriate protective Order or other reasonable assurance that confidential treatment will be accorded such information.
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(d) Promptly upon termination of this Agreement pursuant to Section 6.1 (other than pursuant to Section 6.1(c)) and notwithstanding Section 8.1, Buyer and Parent will reimburse Seller for any and all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by any of them in connection with their obligations pursuant to this Section 4.12; provided that Seller, and not Parent and Buyer, will be responsible for (i) fees payable to existing legal, financial, or other advisors of Seller and its Representatives with respect to services provided on or prior to the Closing, (ii) any ordinary course amounts payable to existing employees of or consultants or advisors to Seller with respect to services provided on or prior to the Closing, and (iii) any amounts that would have been incurred in connection with the Transactions regardless of the Debt Financing (including the preparation, execution, and delivery of financial information and the Lien Release Letters), except, in each case with respect to clauses (ii) or (iii), to the extent such amounts are included as Current Liabilities for purposes of the purchase price adjustments in Section 1.3.
4.13 Rights to Seller Names and Marks. Except as otherwise expressly provided in any Transaction Document or any other Contract between Seller and Buyer or any of its Affiliates, Buyer and its Affiliates shall cease and discontinue all use in commerce of any of the Seller Names and Marks on or in connection with any of the Acquired Assets within 60 days after the Closing, including by removing any Seller Names and Marks displayed on any pre-printed stationery, business cards, purchase orders, invoices, and other similar correspondence, and all printed and online materials used or held for use following the Closing; provided that nothing in the foregoing sentence will require Buyer to remove any of the foregoing from any Business Record.
4.14 Schedule Supplements. From the date hereof until forty eight hours prior to Closing, Seller may supplement or amend the Seller Disclosure Letter with respect to any new Business Contracts that are entered into by and between the Company and party during such time (each a “Schedule Supplement”), provided that, such new Business Contracts shall be entered into in accordance with Section 4.1. The disclosures in any Schedule Supplement will not be deemed to have cured any inaccuracy or breach in any representation or warranty contained in Article II, including for purposes of indemnification or termination rights contained in this Agreement; provided that, notwithstanding Buyer’s or Parent’s right to terminate this Agreement in accordance with Article VI, if Buyer and Parent elect to close the Transactions, the accuracy of the representations and warranties will be assessed as of the date of this Agreement and as of the Closing with reference to any Schedule Supplement as though such Schedule Supplement had been included in the Seller Disclosure Letter originally delivered on the date hereof.
4.15 R&W Insurance. As of the date of this Agreement, Buyer has bound a buyer-side representation and warranty policy in the face amount of $18,000,000, a true and correct copy of such policy is attached hereto as Exhibit I (the “R&W Insurance Policy”). Buyer shall not cancel, redeem, take any action that would adversely affect the terms and conditions of, or otherwise amend the R&W Insurance Policy in any manner adverse to Seller, in each case, without the consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).
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4.16 Post-Closing Access to Records; Reporting Obligations. For a period of five years after the Closing Date, Buyer shall retain the Business Records in accordance with Parent’s documentation retention policy and, upon reasonable notice, afford Seller reasonable access (including the right to make photocopies or electronic copies at Seller’s expense) during normal business hours to such Business Records to enable Seller or its Affiliate Priority Technology Holdings, Inc. to prepare financial statements, respond to any proceeding or inquiry by a Government Entity, or otherwise comply with applicable Law. The Parties shall reasonably cooperate, to the extent requested by the other Party and at such other Party’s expense, in connection with the preparation of audited financial statements and related financial and other disclosures that may be required to be included in any registration statement or report filed by the other Party under federal securities Laws pertaining to the Acquired Assets or any portion thereof, including (a) retaining and promptly providing such records and information to the extent the records and information are reasonably relevant to any such audited financial statements and related financial and other disclosures and (b) making employees available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. Notwithstanding the foregoing, neither Party will be required to (i) take any action that would reasonably be expected to result in the loss of any attorney-client privilege, work-product doctrine, or other applicable legal privilege, or (ii) disclose any information that is not directly related to the Acquired Assets or that otherwise is confidential or has competitive value.
4.17 Restrictive Covenants.
(a) As a material inducement to Buyer and Parent to consummate the Transactions, for a period of four years following the Closing Date, Seller shall not, directly or indirectly, either for itself or for any other Person:
(i) undertake, participate, carry on, be engaged in, or assist any other Person in connection with the operation of any Restricted Business in the Restricted Area, or, subject to Section 4.17(b), acquire any interest in any Person who engages in any Restricted Business in the Restricted Area; or
(ii) solicit, entice, encourage, or influence any employee of Buyer, Parent, or their respective Affiliates primarily engaged in the Business as of or within the six months immediately preceding the Closing Date (including any Business Employee) to resign or leave employment of Buyer, Parent, or their respective Affiliates or otherwise hire, employ, engage, or contract with any such employee to perform services other than for the benefit of Buyer, Parent, or their respective Affiliates; provided that nothing in this Section 4.17(a)(ii) will prohibit Seller or any of its Affiliates from (A) conducting general public solicitations, including through Third Party recruiting services, not specifically targeting such employees or (B) hiring or contracting with any employee who was primarily engaged in the Business and whose employment was terminated (x) by such employee more than three months prior to such hiring or contracting or (y) by Buyer or its Affiliates more than 30 days prior to such hiring or contracting.
(b) Notwithstanding anything to the contrary in Section 4.17(a), Seller may own up to 5% of the outstanding, publicly-traded securities of any class of a Person engaged in a
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Restricted Business in the Restricted Area so long as it otherwise has no active participation in the Restricted Business of such corporation.
(c) Notwithstanding anything to the contrary set forth herein (including Section 8.9), in the event of a breach or threatened breach of any of the covenants or promises contained in this Section 4.17 (collectively, the “Restrictive Covenants”):
(i) Buyer and its Affiliates may (1) suffer irreparable injury and material Loss, the amount of which may not be readily determined and for which neither Buyer nor any of its Affiliates may have adequate remedy at Law or in damages and (2) seek, without regard to any other available remedy, to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction;
(ii) it is the desire and intent of the Parties that the Restrictive Covenants be enforced to the fullest extent permissible under the Laws, Orders, and public policies applied in each jurisdiction where enforcement is sought, and, if any Restrictive Covenant is finally adjudicated to be invalid or unenforceable, such Restrictive Covenant will be deemed amended to the extent necessary so that (1) such provision is valid and enforceable, (2) the remainder of such Restrictive Covenant is not affected and is given full effect without regard to any invalid portions, and (3) such amendment applies only with respect to the operation of the Restrictive Covenant in the particular jurisdiction where such adjudication is made; and
(iii) the Parties acknowledge and agree that the Restrictive Covenants are necessary for the protection and preservation of the value and the goodwill of Buyer’s and its Affiliates’ businesses, including the Business, and legitimate business interests and are (1) reasonable and valid in geographical and temporal scope and in all other respects, (2) not overly broad or unduly burdensome, and (3) are given by Seller in consideration of the Purchase Price.
4.18 Processing Agreement. From and after the date of this Agreement, Buyer and Seller will engage in good faith conversations regarding Seller or one of its Affiliates providing payment processing services (in addition to those contemplated by the Services Agreement and including international payment processing and using “Priority CPX” for its vendor payments and automated payments) for Buyer’s and its Affiliate’s payment business and similar lines of business on terms mutually agreeable to the Parties.
4.19 Nondisparagement.
(a) Seller shall direct its c-level officers and directors while in such capacity not to make, or cause to be made, any statement that may be reasonably anticipated to become public (whether oral or written) that disparages, or may be reasonably anticipated to harm the reputation or business of, Buyer or Parent. Nothing in this Section 4.19(a) shall limit Seller or its controlled Affiliates from making truthful statements or communications pursuant to any Proceeding or as otherwise may be required by applicable Law.
(b) Buyer and Parent shall direct its respective c-level officers and directors while in such capacity not to make, or cause to be made, any statement that may be reasonably
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anticipated to become public (whether oral or written) that disparages, or may be reasonably anticipated to harm the reputation or business of, Seller. Nothing in this Section 4.19(b) shall limit Buyer, Parent, or their respective controlled Affiliates from making truthful statements or communications pursuant to any Proceeding or as otherwise may be required by applicable Law.
4.20 Lien Release Letters. Seller shall deliver to Buyer on or prior to the Closing Date (and at least three Business Days prior to the Closing Date, drafts of) customary payoff or guarantee and Lien release letters (in form and substance reasonably acceptable to Buyer) from the holders of the Seller Indebtedness set forth on Schedule 2.7(a) to the Seller Disclosure Letter or otherwise incurred on or after the date of this Agreement in accordance herewith (the “Lien Release Letters” and each such holder, a “Releasing Lender”) executed by the applicable Releasing Lender. Each Lien Release Letter shall (a) provide for the release of any and all Liens on the Acquired Assets (conditioned solely upon the Closing), (b) authorize Seller or its designees to file lien releases (including UCC-3 termination statements and appropriate filings to terminate assignments (if any) filed with the United States Patent and Trademark Office or the U.S. Copyright Office), mortgage releases, pledge, guarantee and assignment terminations, control agreement terminations, collateral access agreement terminations, and all other documents, notices, and filings reasonably requested by Buyer to evidence the release and termination of such Liens, and (c) contain an agreement by the applicable Releasing Lender to execute from time to time such additional lien release instruments (including those of the types described in clause (b) above) as reasonably requested by Buyer to evidence the release and termination of such Liens.
4.21 Partnership Agreement. During the Executory Period, the Parties shall use best efforts to negotiate a MRI Software Strategic Partnership Agreement, substantially in the form attached hereto as Exhibit F with such changes as may be mutually agreed upon in good faith by Seller and Parent (the "MRI Partnership Agreement"). Notwithstanding the foregoing, Seller and Parent shall enter into the MRI Partnership Agreement no later than 10 Business Days following the Closing.

ARTICLE V
CLOSING CONDITIONS

5.1 Conditions Precedent to Each Party’s Obligations. The respective obligations of each Party to consummate the Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) in the waiving Party’s discretion, immediately prior to the Closing, of the following conditions:
(a) no Proceeding commenced by a Government Entity must be pending against any Party seeking to restrain the Transactions, and there must be no Order of any nature of any Government Entity or any Law that is in effect that restrains, prohibits, or prevents the consummation of the Transactions or that prohibits, makes illegal, or enjoins the consummation of the Transactions; and
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(b) the filings of Buyer and Seller, or the ultimate parent entity of each of the foregoing, pursuant to the HSR Act, if any, must have been made and the applicable waiting period and any extensions thereof must have expired or been terminated.
5.2 Conditions Precedent to Obligations of Buyer. The obligations of Buyer and Parent to consummate the Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) in Buyer’s discretion, immediately prior to the Closing, of the following conditions:
(a) the representations and warranties of Seller contained in this Agreement (i) that are qualified by Material Adverse Effect or materiality must be true and correct in all respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which will remain true and correct in all respects as of such date), and (ii) that are not qualified by Material Adverse Effect or materiality must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date);
(b) Seller must have performed and complied with all of its covenants and agreements under this Agreement in all material respects through the Closing Date;
(c) no Material Adverse Effect must have occurred; and
(d) Buyer must have received all of the documents, instruments, and certificates to be delivered by Seller at the Closing pursuant to Section 1.5(a).
5.3 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) in Seller’s discretion, immediately prior to the Closing, of the following conditions:
(a) the representations and warranties of the Buyer Parties set forth in this Agreement (i) that are qualified by Material Adverse Effect or materiality must be true and correct in all respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all respects as of such date), and (ii) that are not qualified by Material Adverse Effect or materiality must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date);
(b) Each Buyer Party must have performed and complied with all of its covenants and agreements under this Agreement in all material respects through the Closing Date; and
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(c) Seller must have received all of the documents, instruments, and certificates required to be delivered by Buyer at or prior to the Closing pursuant Section 1.5(b).
ARTICLE VI
TERMINATION

6.1 Termination. This Agreement may be terminated at any time prior to the Closing:
(a) by the mutual written consent of the Parties;
(b) by any Party upon written notice to the other Parties, if:
(i) the Closing has not occurred within 90 days of the date of this Agreement, unless the failure to consummate the Transactions by such date is the result of a breach by Buyer or Parent (in the case of termination by Buyer or Parent) or Seller (in the case of termination by Seller) in any material respect of their respective obligations or covenants under this Agreement; or
(ii) a court of competent jurisdiction or other Government Entity issues a final, non-appealable Order, or taken any other action, or any Law exists, in each case, that prevents or otherwise prohibits the Closing or that otherwise has the effect of making the Closing or the Transactions illegal;
(c) by Buyer or Parent (so long as neither Buyer nor Parent is in material default or breach of this Agreement), if Seller breaches or fails to perform its representations, warranties, or covenants contained in this Agreement or any other Transaction Document, but only if such breach (i) would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b) and (ii) has not been cured within 30 days after the date that Buyer and Parent notify Seller in writing of such breach; or
(d) by Seller (so long as Seller is not in material default or breach of this Agreement), if either Buyer or Parent breaches or fails to perform its representations, warranties, or covenants contained in this Agreement or any other Transaction Document, but only if such breach (i) would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b) or (ii) has not been cured within 30 days after the date that Seller notifies Buyer or Parent, as applicable, in writing of such breach.
6.2 Effect of Termination. If any Party terminates this Agreement in accordance with Section 6.1, this Agreement will terminate, become void, and no longer be of any force or effect, except that (i) the covenants and agreements set forth in Section 4.9, Section 4.10, this Section 6.2, and Article VIII (other than Section 8.2) will survive such termination indefinitely, and (ii) nothing in this Section 6.2 will relieve any Party for any intentional breach of this Agreement.
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ARTICLE VII
INDEMNIFICATION

7.1 Survival. The representations and warranties of the Parties set forth in this Agreement will survive the Closing until the date that is 12 months after the Closing Date, except that (a) the Fundamental Representations will survive until the date that is six years after the Closing Date and (b) the representations and warranties in Section 2.6 (Tax Matters) and Section 2.11 (Employee Benefits) will survive until the date that is 60 days after the expiration of the applicable statute of limitations. Notwithstanding the foregoing, all representations and warranties related to any claim for indemnification asserted under this Article VII within the relevant time period set forth in this Section 7.1 will survive (but only for the purpose of resolution of such claims) until all such claims have been finally resolved and any required payment in respect thereof has been made. All covenants and agreements of the Parties set forth in this Agreement (a) that are required to be performed prior to the Closing will expire on the Closing Date, and (b) that are required to be performed at or after the Closing will survive the Closing in accordance with their respective terms.
7.2 General Indemnification.
(a) Subject to the provisions contained in this Article VII, from and after the Closing, Seller shall indemnify and hold harmless Buyer, Parent, and their respective Affiliates, Representatives, successors, and permitted assigns (collectively, the “Buyer Indemnified Persons”) in respect of any Losses that any Buyer Indemnified Person incurs, sustains, or suffers as a result of, relating to, or caused by:
(i) any breach of or inaccuracy in any representation or warranty made by Seller in Article II or in any other Transaction Document;
(ii) any nonfulfillment of or breach by Seller of any covenant, agreement, or obligation made by Seller in this Agreement or any other Transaction Document; or
(iii) any Excluded Liabilities or Excluded Assets.
(b) Subject to the provisions contained in this Article VII, after the Closing, Buyer and Parent, on a joint and several basis, shall indemnify and hold harmless Seller and its Affiliates, Representatives, successors, and permitted assigns (collectively, the “Seller Indemnified Persons”) in respect of any Losses that any Seller Indemnified Person incurs, sustains, or suffers as a result of:
(i) any breach of or inaccuracy in any representation or warranty made by Buyer or Parent contained in Article III;
(ii) any nonfulfillment of or breach by Buyer or Parent of any covenant, agreement, or other obligation made by Buyer or Parent in this Agreement;
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(iii) any and all Losses suffered or incurred by any Seller Indemnified Persons in connection with Seller’s obligations pursuant to Section 4.12 other than to the extent any such Losses are suffered or incurred as a result of Fraud; or
(iv) any Assumed Liabilities.
7.3 Limitations on Indemnification by Seller. Notwithstanding anything contained in Section 7.2(a), other than in the case of Fraud, the indemnification obligations of Seller under this Article VII are subject to the following limitations:
(a) Seller will not be required to indemnify any Buyer Indemnified Person in respect of any Losses for which indemnity is or may be claimed under Section 7.2(a)(i) (other than with respect to Fundamental Representations and the representations and warranties set forth in Section 2.6 (Tax Matters)) unless and until the aggregate amount of all such Losses for which indemnification is being claimed equals or exceeds the Buyer Retention Amount, in which event the amount of Losses in excess of the Buyer Retention Amount up to the Initial Cap will be paid in accordance with Section 7.6(a).
(b) Seller will not be required to indemnify the Buyer Indemnified Persons in respect of any Losses for which indemnity is or may be claimed under Section 7.2(a)(i) (other than with respect to Fundamental Representations and the representations and warranties set forth in Section 2.6 (Tax Matters)) to the extent that the aggregate amount of such Losses exceeds the Initial Cap.
(c) In no event will the aggregate amount of Losses for which Seller will be required to indemnify the Buyer Indemnified Persons or be otherwise liable under this Agreement (including any Losses indemnifiable under Section 7.2(a)(i), Section 7.2(a)(ii), or Section 7.2(a)(iii)) and the other Transaction Documents exceed the Purchase Price.
(d) The R&W Insurance Policy plus recovery from the Escrow Amount will be the sole and exclusive remedy of the Buyer Indemnified Parties with respect to any claim for indemnification under Section 7.2(a)(i) (other than with respect to any Fundamental Representation and the representations and warranties set forth in Section 2.6 (Tax Matters)).
7.4 Limitations on Indemnification by Buyer. Notwithstanding anything contained in Section 7.2(b), other than in the case of Fraud, the indemnification obligations of Buyer are subject to the following limitations:
(a) Neither Buyer nor Parent will be required to indemnify any Seller Indemnified Person in respect of any Losses for which indemnity is or may be claimed under Section 7.2(b)(i) (other than with respect to Fundamental Representations), unless and until the aggregate amount of all such Losses for which indemnification is being claimed equals or exceeds the Buyer Retention Amount, in which event the amount of Losses in excess of the Buyer Retention Amount will be paid in accordance with Section 7.6(b).
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(b) In no event will the aggregate amount of Losses for which Buyer or Parent will be required to indemnify the Seller Indemnified Persons or be otherwise liable under this Agreement (including any Losses indemnifiable under Section 7.2(b)(i), Section 7.2(b)(ii), Section 7.2(b)(iii), or Section 7.2(b)(iv)) and the other Transaction Document exceed the Purchase Price.
7.5 Other Limitations.
(a) Other than in the case of Fraud, the remedies provided in this Article VII, subject to the limitations set forth herein, will be the sole and exclusive remedies of the Buyer Indemnified Persons and the Seller Indemnified Persons with respect to any and all claims resulting from, relating to or arising out of this Agreement, the other Transaction Documents, or the Transactions (except for any other remedies expressly set forth in Section 1.3, Section 4.17, and Section 8.9 and subject to any additional limitations or remedies as may otherwise be set forth in the Services Agreement, in each case, with respect to matters resulting from or arising out of the Services Agreement, as applicable). Subject to the foregoing, no Party will have any other rights or remedies in connection with any breach of this Agreement or any other claim arising out of the negotiation, entry into, or consummation of the Transactions for the recovery of Losses resulting from, relating to, or arising out of this Agreement.
(b) For the purpose of (i) determining whether an inaccuracy exists or a breach has occurred with respect to a representation or warranty contained in Article II or Article III (other than with respect to Section 2.7(a)) and (ii) calculating the amount of Losses with respect to any inaccuracy in or breach of any representation or warranty contained in this Agreement, any materiality, Material Adverse Effect, or similar qualification in such representations and warranties will be disregarded.
(c) Each Indemnified Party shall use, and to cause their respective Affiliates to use, Commercially Reasonable Efforts to mitigate any Losses that form the basis of any claim for indemnification by such Indemnified Party under this Article VII.
(d) In no event will any Indemnifying Party be responsible or liable for any Loss or other amounts under this Article VII representing exemplary damages or punitive damages, except to the extent such Losses are paid or payable with respect to a Third-Party Claim.
7.6 Manner of Payment; Insurance.
(a) Any indemnification owing by Seller (i) pursuant to Section 7.2(a)(i) (other than with respect to any Fundamental Representation and the representations and warranties set forth in Section 2.6 (Tax Matters)) for Losses in excess of the Buyer Retention Amount will be paid (1) first from the Escrow Amount up to the Initial Cap and (2) thereafter from the R&W Insurance Policy, or (ii) pursuant to Section 7.2(a)(i) (solely with respect to any Fundamental Representation and the representations and warranties set forth in Section 2.6 (Tax Matters)), Section 7.2(a)(ii), or Section 7.2(a)(iii) will be paid by Seller by wire transfer of immediately available funds to the account or accounts designated by the applicable Buyer
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Indemnified Person within 10 Business Days after the final determination of the amount of such Losses thereof.
(b) Any indemnification owing by Buyer or Parent pursuant to this Article VII will be paid by wire transfer of immediately available funds to the account or accounts designated by the applicable Seller Indemnified Person within 10 Business Days after the final determination of the amount of such Losses thereof.
(c) The amount of any Losses subject to indemnification by a Indemnifying Party hereunder will be net of any amounts recovered by the Indemnified Party under insurance policies, other sources of indemnification, or otherwise with respect to such Losses (net of documented out-of-pocket expenses incurred in connection with such recovery).
(d) Following the Closing, and without affecting the Indemnified Party’s rights to indemnification hereunder (unless proceeds are actually recovered), the Indemnified Party shall use Commercially Reasonable Efforts to pursue any available claims under applicable insurance policies (including the R&W Insurance Policy); provided that in no event will any Indemnified Party be required to seek recovery under such insurance policies prior to submitting a claim for indemnification in accordance with this Article VII. In the event an Indemnified Party receives any recovery from insurers or otherwise with respect to such Losses after an Indemnifying Party has made a payment in respect of such Losses, the Indemnified Party shall refund to the Indemnifying Party the amount actually received by it (net of any expenses incurred by such Person in collecting such amounts).
(e) Notwithstanding anything to the contrary in this Article VII, with respect to all claims for Losses made pursuant to Section 7.2(a)(i) (other than with respect to any Fundamental Representation and the representations and warranties set forth in Section 2.6 (Tax Matters)), to the extent that the procedures in this Article VII are inconsistent with the procedures in the R&W Insurance Policy with regard to matters such as notice, control, settlement, or defense of claims, the procedures in the R&W Insurance Policy will control; provided that this Section 7.6(e) does not relieve any Indemnified Party from any obligations under this Article VII to give notice of a claim to the Indemnifying Party.
7.7 Third Party Claims. If any Proceeding is initiated by any Third Party (any such Proceeding, a “Third Party Claim”) against any Person entitled to seek indemnification under this Article VII (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnification with respect thereto under this Article VII, such Indemnified Party shall promptly, after receipt of written notice of such Proceeding, provide written notice of such Proceeding to the Party or Parties from whom the Indemnified Party intends to seek indemnification (the “Indemnifying Party”), which notice must describe such Proceeding in reasonable detail and the amount claimed in respect thereof (if known and quantifiable); provided that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is prejudiced by such failure to so notify. The Indemnifying Party will be entitled to participate in the defense of such Proceeding giving rise to an Indemnified Party’s claim for indemnification at the Indemnifying Party’s expense, and, at its option but subject to the limitations set forth below,
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will be entitled to assume control of the defense thereof through counsel of its choosing in connection with such defense within 30 days of its receipt of notice of the Proceeding; provided that:
(a) the Indemnified Party will be entitled to participate (at its sole cost) in the defense of such claim through counsel of its choosing, provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party;
(b) the Indemnifying Party will not be entitled to assume control of such defense if (i) in the written opinion of counsel to the Indemnified Party, a conflict of interest exists between the Indemnifying Party and the Indemnified Party with regard to the Third Party Claim, (ii) the Indemnifying Party fails to acknowledge in writing its indemnification obligation with respect to such Third Party Claim, or (iii) such Third Party Claim is related to Taxes; and
(c) if the Indemnifying Party elects control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before ceasing to defend such claim or entering into any settlement of a Proceeding unless the settlement involves only payment of money damages, all such money damages will be the responsibility of, and paid by, the Indemnifying Party, the settlement does not impose any injunctive or other equitable relief, and the settlement unconditionally releases the Indemnified Party from all Liabilities with respect to such claim.
7.8 Direct Claims. Any claim by an Indemnified Party with respect to a claim for indemnity under this Article VII that does not result from a claim by a Third Party (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and the basis for indemnification (taking into account the information then available to the Indemnified Party), and asserting the amount, if known, or if not known, an estimate of the foreseeable maximum amount of claimed Losses resulting from such claim (which estimate will not be conclusive of the final amount of such Losses) (an “Indemnity Notice”); provided that no such claim will be effective if the Indemnity Notice was not delivered to the Indemnifying Party prior to the expiration of the applicable survival period set forth in Section 7.1. The failure of the Indemnified Party to provide an Indemnity Notice to the Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is prejudiced by such failure to so notify. If the Indemnifying Party notifies the Indemnified Party within 60 days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim (the “Dispute Notice”), the claim will be resolved as provided pursuant to Section 8.12, Section 8.13, and Section 8.14. If the Indemnifying Party does not timely deliver a Dispute Notice, or delivers a Dispute Notice that does not object to all of the Losses set forth in the Indemnity Notice, the Indemnifying Party will be deemed to have accepted and agreed with all or such portion of the claim and will be conclusively deemed to have consented to the recovery by the Indemnified Party of all or such portion of the Losses specified in the Indemnity Notice.
7.9 Purchase Price Adjustment. All indemnification payments made under this Article VII will constitute an adjustment to the Purchase Price, unless (a) a final determination (which includes the execution of a Form 870-AD or successor form) with respect to any such
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payment causes such payment not to be treated as an adjustment to the Purchase Price for Tax purposes or (b) as otherwise required by applicable Law.
ARTICLE VIII
MISCELLANEOUS

8.1 Fees and Expenses. Except as otherwise provided in this Agreement, (a) Buyer Parties shall pay all costs and expenses incurred by Buyer, Parent, and their Affiliates in connection with the negotiation, preparation, and execution of this Agreement and the consummation of the Transactions, and (i) 50% of the total premium, underwriting costs, brokerage commission, and Taxes related to the R&W Insurance Policy and (ii) 50% of the filing and other similar fees payable in connection with any filings or submissions under the Antitrust Laws; and (b) Seller shall pay all costs and expenses incurred by Seller in connection with the negotiation, preparation, and execution of this Agreement and the consummation of the Transactions, including (i) the fees and expenses of any advisors, experts, brokers, finders, consultants, accountants, auditors, lawyers, investment bankers, or other advisors, (ii) any change of control or sale of business payments, bonuses, severance, termination obligations, or similar amounts payable by Seller as a result of the consummation of the Transactions, (iii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals on behalf of Seller in connection with the consummation of the Transactions, (iv) any fees or expenses associated with obtaining the release and termination of any Liens in connection with the Transactions, (v) 50% of the total premium, underwriting costs, brokerage commission, and Taxes related to the R&W Insurance Policy, and (vi) 50% of the filing and other similar fees payable in connection with any filings or submissions under the Antitrust Laws (collectively, in the case of this clause (b), the “Seller Expenses”).
8.2 Further Assurances. Each Party shall, and shall cause their respective Affiliates to, from time to time at the request of another Party, without any additional consideration, furnish such requesting party such further information or assurances, execute, and deliver such additional documents, instruments, and conveyances, and take such other actions and do such other things, as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the other Transaction Documents and give effect to the Transactions.
8.3 Consent to Amendments; Waivers. This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in writing, executed by the Parties; provided that the provisions set forth in this Section 8.3, Section 8.10, or Section 8.17 (and any related definitions that affect such Sections) may not be amended, supplemented, waived, or otherwise modified in a manner adverse to the Debt Financing Sources Related Parties, in each case, without the prior written consent of each Debt Financing Source. No course of dealing between the Parties will be deemed effective to modify, amend, or discharge any part of this Agreement or any rights or obligations of any such Party or such holder under or by reason of this Agreement.
8.4 Successors and Assigns. This Agreement and all covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the
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Parties, will bind and inure to the benefit of the respective successors and permitted assigns of Parties whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests, or obligations hereunder may be assigned or delegated by Seller prior to the Closing without the prior written consent of Buyer or by Buyer or Parent without the prior written consent of Seller; provided further that Buyer and its permitted assigns may at any time assign, in whole or in part, (a) its rights and obligations under this Agreement and the other Transaction Documents to one or more of their Affiliates, and (b) its rights under this Agreement and the other Transaction Documents for collateral security purposes to any lender to Buyer or any of its Affiliates (provided that no such permitted assignment contemplated by clauses (a) or (b) will release Buyer or Parent of its obligations under this Agreement or any other Transaction Document).
8.5 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance is held to be prohibited by, illegal, or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision will be ineffective only to the extent of such prohibition, illegality, or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
8.6 Counterparts. This Agreement may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages or by other means of electronic execution), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement.
8.7 Descriptive Headings; Interpretation. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. The word “or” will not be exclusive. The word “extent” in the phrase “to the extent” will mean to the degree to which a subject or other thing extends, and such phrase will not mean simply “if”. References to “written” or “in writing” include electronic form. The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including the Seller Disclosure Letter and the Annexes and Exhibits hereto) and not to any particular provision of this Agreement, and all Article, Section, Schedule, Annex, and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes,” and “including” will be deemed to be followed by the phrase “without limitation.” Where this Agreement states that a Party “will,” “shall,” or “must” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun includes the corresponding masculine, feminine, and neuter forms. All references to “dollars” or “$” will be deemed references to the lawful money of the United States of America. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Day”) will be deemed references to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a
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Business Day, then such action may be deferred until the next Business Day. Any reference to a specific Law will include all amendments or restatements to such Law as in effect from time to time and any rule or regulation promulgated thereunder.
8.8 Entire Agreement. This Agreement and the other Transaction Documents contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.
8.9 Specific Performance. Each Party acknowledges that the Parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any Party of any of the covenants or agreements contained in this Agreement. It is accordingly agreed that, subject to the terms of Section 4.17(c) and Section 7.5(a), in addition to any other remedies that may be available upon the breach of any such covenants or agreements, each of the Parties shall be entitled to equitable relief, without proof of actual damages, including an injunction or injunctions or Orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which it is entitled at Law or in equity, as a remedy for any such breach or threatened breach. Each Party further agrees that no Party or any other Person will be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.9, and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument. Subject to and without limiting the rights arising under Section 4.17(c) or Section 6.1, each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.
8.10 No Third Party Beneficiaries. Except with respect to the Buyer Indemnified Persons and the Seller Indemnified Persons, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns, and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties and such permitted successors and assigns, any legal or equitable rights hereunder; provided that the Debt Financing Sources Related Parties are express third party beneficiaries of Section 8.3, this Section 8.10, and Section 8.17, and each of such Sections shall expressly inure to the benefit of the Debt Financing Sources Related Parties and the Debt Financing Sources Related Parties shall be entitled to rely on and enforce the provisions of such Sections.
8.11 Schedules, Annexes, and Exhibits. The Seller Disclosure Letter and all Annexes and Exhibits attached hereto or referred to herein are incorporated in and made a part of this Agreement as if set forth in full herein.
8.12 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.
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8.13 Consent of Jurisdiction.
(a) Subject to Section 8.13(b), each of the Parties irrevocably consents, agrees, and submits itself and its property to the exclusive jurisdiction of the Delaware Court of Chancery of the State of Delaware (the “Chosen Court”), for the purpose of any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the Parties irrevocably agrees that all claims with respect to such Proceedings may be heard and determined exclusively in the Chosen Court. Each of the Parties (a) consents to submit itself to the personal jurisdiction of the Chosen Court in the event any Proceeding arising out of this Agreement or the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court, (c) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement or the Transactions, on behalf of itself and its property, by U.S. registered mail to such party’s respective address set forth in Section 8.15, and (d) agrees that it will not bring any Proceeding relating to this Agreement and the Transactions in any court other than the Chosen Court. The Parties agree that a final trial court judgment in any such Proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided that nothing in the foregoing will restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. This Section 8.13 will not be construed as a waiver of any Party’s right to seek enforcement of a decision of the Chosen Court before any other courts, whether in the U.S. or abroad.
(b) If, and only if, the Chosen Court would not have jurisdiction over all or any portion of a Proceeding based upon, arising out of, or related to this Agreement or the Transactions (all or such portion of such Proceeding so declined by the Chosen Court, an “Arbitration Action”), the Parties agree that the Arbitration Action will be finally settled by binding arbitration in accordance with the JAMS Comprehensive Arbitration Rules and Procedures. For avoidance of doubt, nothing in this Section 8.13(b) will prevent either Party from seeking interim injunctive relief in the Chosen Court to prevent irreparable injury pending appointment of the arbitrators pursuant to this Section 8.13(b).
8.14 Waiver of Jury Trial. Each Party waives, to the fullest extent permitted by applicable Law, any right it may have to trial by jury in respect of any Proceeding arising out of this Agreement or the Transactions. Each Party acknowledges that it and the other Parties have been induced to enter into this Agreement by, among other things, the mutual waiver in this Section 8.14.
8.15 Notices. All notices, demands, or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent by email if delivery is confirmed by electronic confirmation, three Business Days after being sent to recipient by U.S. First Class mail (postage prepaid), or one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands, and other communications must be sent to Buyer or Parent, on the one hand, and to Seller, on the other hand, at the addresses indicated below or to such other address or to the attention of such other
05466425.6 55

Person as the recipient party has specified by prior written notice to the sending party. All notices, demands, and other communications hereunder may be given by any other means, but will not be deemed to have been duly given unless and until it is actually received by the intended recipient.
If to Buyer or Parent:

MRI Software LLC
28925 Fountain Parkway
Solon, Ohio 44139
Attn: John Ensign, President and Chief Legal Officer
Email: [*]

with copies (which shall not constitute notice to Buyer or Parent) to:

Kirkland & Ellis LLP
555 California Street Suite 2900
San Francisco, California 94104
Attention: Stuart E. Casillas, P.C. and Erin M. Blake
Email: [*] and [*]

If to Seller:

Priority Real Estate Technology, LLC
2001 Westside Parkway, Suite 155
Alpharetta, Georgia 30004
Attention: Thomas C. Priore and Brad Miller
Email: [*] and [*]

with a copy (which shall not constitute notice to Seller) to:

Maynard Cooper & Gale PC
1901 Sixth Avenue North
2400 Regions Harbert Plaza
Birmingham, Alabama 35203
Attention: Michel M. Marcoux
Email: [*]

8.16 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
05466425.6 56

8.17 Debt Financing Matters. Notwithstanding anything to the contrary in this Agreement:
(a) each of the Parties (i) agrees that it will not bring or support any Person in any Proceeding (whether in law or in equity, whether in contract or in tort or otherwise) against any of the Debt Financing Sources Related Parties in any way relating to this Agreement, any of the Transactions, the Debt Financing Commitment, or the Debt Financing in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Financing Commitment, all claims, causes of action, and disputes of any kind or nature (whether at law, in equity, in contract, in tort, or otherwise) involving any Debt Financing Sources Related Party in any way relating to this Agreement, any of the Transactions, the Debt Financing Commitment, or the Debt Financing shall be exclusively governed by, and construed in accordance with, the laws of the State of New York; and (iii) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of or relating in any way to the Debt Financing Commitment or the Debt Financing;
(b) none of the Seller, its Affiliates, or the Representatives of any of the foregoing shall have any rights or claims (whether in law or in equity, whether in contract or in tort, or otherwise) against any Debt Financing Sources Related Party in any way relating to this Agreement, any of the Transactions, the Debt Financing Commitment, or the Debt Financing; and
(c) no Debt Financing Sources Related Party shall have any Liability (whether in law or in equity, whether in contract or in tort, or otherwise) to any of the Seller, its Affiliates, or the Representatives of any of the foregoing in any way relating to this Agreement, any of the Transactions, the Debt Financing Commitment, or the Debt Financing.
[Signature Page Follows]
05466425.6 57

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.
BUYER

MRI Payments LLC

By: /s/ Patrick J. Ghilani
Name: Patrick J. Ghilani
Title: Chief Executive Officer
PARENT

MRI Software LLC

By: /s/ Patrick J. Ghilani
Name: Patrick J. Ghilani
Title: Chief Executive Officer

SELLER

Priority Real Estate Technology, LLC

By: /s/ Thomas C. Priore
Name: Thomas C. Priore
Title: Manager

05466425.6 Signature Page to Asset Purchase Agreement

Annex A

Definitions

For the purposes hereof, the following terms have the meanings set forth below:
“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers, (b) all other accounts or notes receivable, and (c) any claim, remedy, or other right related to any of the foregoing.
“Acquired Assets” has the meaning set forth in Section 1.1(a).
“Acquired Intellectual Property” has the meaning set forth in Section 1.1(a)(iii).
“Acquired IP Contracts” has the meaning set forth in Section 1.1(a)(iv).
“Acquisition Proposal” means any written indication of interest, offer, or proposal from any Person (other than Buyer or its Affiliates) to acquire the Business or Seller’s right, title, or interest in and to all or substantially all of the Acquired Assets in a single transaction or series of related transactions (whether such acquisition is structured as a sale of stock, sale of assets, merger, recapitalization, or otherwise) other than the Transactions, it being understood that “Acquisition Proposal” shall not include any written indication of interest, offer, or proposal from any Person to acquire Seller (whether such acquisition is structured as a sale of stock, sale of assets, merger, recapitalization, or otherwise).
“Adjustment Methodology” has the meaning set forth in Section 1.3(f).
“Affiliate” means, with respect to any Person, any other Person who Controls, is Controlled by, or is under common Control with such Person.
“Affiliate Commissions Report” has the meaning set forth in Section 2.3(b).
“Agreement” has the meaning set forth in the preamble to this Agreement.
“AML Laws” means all U.S. and non-U.S. Laws relating to money laundering, including the Currency and Foreign Transactions Reporting Act of 1970 (most commonly referred to as the Bank Secrecy Act), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other relevant Laws.
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to corruption or bribery, including the U.S. Foreign Corrupt Practices Act of 1977.
“Antitrust Laws” means all applicable Laws that are designed or intended to prohibit, restrict, or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment, including the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the
05466425.6 Annex A to Asset Purchase Agreement

Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the Federal Trade Commission Act of 1914.
“Arbitration Actions” has the meaning set forth in Section 8.13(b).
“Assignment and Assumption Agreements” has the meaning set forth in Section 1.5(a)(i).
“Assignment of Domain Names” has the meaning set forth in Section 1.5(a)(vii).
“Assumed Liabilities” has the meaning set forth in Section 1.1(c).
“Base Purchase Price” has the meaning set forth in Section 1.2(a).
“Bill of Sale” has the meaning set forth in Section 1.5(a)(ii).
“Burdensome Condition” has the meaning set forth in Section 4.4(c).
“Business” has the meaning set forth in the recitals to this Agreement.
“Business Contracts” has the meaning set forth in Section 1.1(a)(i).
“Business Data” means all data and information (including any information that identifies, relates to, describes, could reasonably be linked, directly or indirectly, to any natural Person), whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any Business System.
“Business Day” means each day, other than a Saturday or Sunday, that is not a day on which banking institutions in the city of New York, New York are authorized or obligated by Law or executive Order to close.
“Business Employee” has the meaning set forth in Section 4.8(a).
“Business IP Licenses” has the meaning set forth in Section 2.8(a).
“Business Licenses” has the meaning set forth in Section 2.12(b)
“Business Proprietary Software” means all Software included in the Owned Business IP.
“Business Records” has the meaning set forth in Section 1.1(a)(ix).
“Business Systems” means all Software (including Business Proprietary Software), computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are used by or necessary for the conduct of the Business.
“Buyer” has the meaning set forth in the preamble to this Agreement.
05466425.6 Annex A to Asset Purchase Agreement

“Buyer Indemnified Persons” has the meaning set forth in Section 7.2(a).
“Buyer Parties” means Buyer and Parent.
“Buyer Retention Amount” means an amount equal to the difference between the R&W Insurance Policy Retention Amount and the Seller Retention Amount.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136).
“Cash and Cash Equivalents” means the sum of cash (including deposits and transfers in transit or in process but net of outstanding checks written by Seller in connection with the Business), cash equivalents, and other similar types of investments, certificates of deposit, U.S. Treasury bills, and other marketable securities held by Seller as of the Closing Date (but without giving effect to the Transactions), in each case, as determined in accordance with GAAP.
“CBA” has the meaning set forth in Section 2.7(a)(vi).
“Chosen Court” has the meaning set forth in Section 8.13.
“Closing” has the meaning set forth in Section 1.4.
“Closing Cash Consideration” means a dollar amount equal to (a) the Base Purchase Price, plus (b) the Estimated Net Working Capital Surplus, if any, minus (c) the Estimated Net Working Capital Deficit, if any, (d) minus the Escrow Amount, (e) minus the Estimated Closing Indebtedness.
“Closing Date” has the meaning set forth in Section 1.4.
“Closing Indebtedness” means all outstanding Seller Indebtedness as of immediately prior to the Closing.
“Code” means the Internal Revenue Code of 1986.
“Commercially Reasonable Efforts” means the efforts that a commercially reasonable Person would use to achieve a result in the time period reasonably required.
“Confidential Information” means all information, data, documents, reports, agreements, interpretations, forecasts, and records (whether in oral or written form, electronically stored, or otherwise) containing or otherwise reflecting material information concerning the Acquired Assets, but excluding any information that (a) is or becomes generally available to the public, other than as a result of disclosure by Seller in violation of this Agreement or any other confidentiality agreement between the Parties, (b) becomes available to Seller after the date hereof from a Person other than Buyer or its Affiliates and Representatives who, to the Knowledge of Seller, was not obligated by a duty of confidentiality with respect to such information, (c) has appeared in Seller’s or its Affiliate’s audited and unaudited financial statements prior to the date hereof, or that is required to appear in Seller’s or its Affiliate’s
05466425.6 Annex A to Asset Purchase Agreement

financial statements in the future, (d) has been, or will be required to be, disclosed for Seller or any of its Affiliates to timely comply with any (i) present or future regulatory requirements, including disclosure requirements imposed on Seller or any of its Affiliates by rules or regulations promulgated by the SEC under the Securities Exchange Act of 1934 or the Securities Act of 1933 and applicable stock exchange listing standards, (ii) money transmitter obligations, or (iii) money service business obligations in connection with Seller’s business, or (e) was or is independently developed by Seller or its Affiliates or Representatives without use of or reference to any Confidential Information.
“Contract” means any agreement, contract, license, lease, obligation, undertaking, or other commitment or arrangement, whether written or oral, that is legally binding upon a Person or any of its property, including all amendments thereto.
“Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with” and “Controlling”) means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract, or otherwise.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic, or disease outbreaks.
“Current Assets” means, as of the Closing Date, the sum of those current Acquired Assets identified on Annex B, calculated in accordance with GAAP.
“Current Liabilities” means, as of the Closing Date, the sum of those current Assumed Liabilities identified on Annex B, calculated in accordance with GAAP.
“Dallas Office” has the meaning set forth in Section 1.1(a)(ii).
“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment or otherwise relating to privacy, security, or security breach notification requirements and applicable to the conduct of the Business or to any of the Business Systems or any Business Data: (i) Seller’s own rules, policies, and procedures; (ii) all applicable Laws (including, as applicable, the Health Insurance Portability and Accountability Act of 1996, the Financial Services Modernization Act of 1999 (a/k/a the Gramm-Leach-Bliley Act), the California Online Privacy Protection Act of 2003 (CalOPPA), the California Consumer Privacy Act of 2018 (CCPA), and the General Data Protection Regulation (GDPR) (EU) 2016/679); (iii) industry standards applicable to the industry in which the Business operates (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) contracts into which the Seller has entered or by which it is otherwise bound.
“Data Treatment” means the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any personal, sensitive, or confidential information or data (whether in electronic or any other form or medium), including any personal information protected under applicable Law.
05466425.6 Annex A to Asset Purchase Agreement

“Debt Financing” has the meaning set forth in Section 3.5.
“Debt Financing Closing Payment Letter” has the meaning set forth in Section 3.5.
“Debt Financing Commitment” has the meaning set forth in Section 3.5.
“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing contemplated by the Debt Financing Commitment or any joinder agreements, indentures, or credit agreements entered into pursuant or related thereto.
“Debt Financing Sources Related Parties” means the Debt Financing Sources and their respective Affiliates, limited partners, managed accounts, and equityholders, and the respective Representatives of each of the foregoing (and the successors and assigns of each such Person).
“Direct Claim” has the meaning set forth in Section 7.8.
“Dispute Notice” has the meaning set forth in Section 7.8.
“Disputed Item” means the specific matters in dispute with respect to (a) the Revised Closing Statement or (b) the Initial Allocation, in each case, that are set forth in a Notice of Disagreement.
“Domain Names” means internet web sites and internet domain names, including all related internet protocol addresses, and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof, and applications for registration therefor.
“DuesPayment” means the business of Seller that assists homeowners’ associations to accept periodic dues payments from homeowner members of the homeowners’ association, including (a) facilitating the payment of dues by homeowners in exchange for which the homeowners’ association manages the residential subdivision where the homeowner lives, providing a specified range of maintenance, security, and other services, and (b) processing and settling such homeowner dues payments pursuant to the applicable client services agreement between Seller and the homeowners’ association.
“Employee Plan” means: (a) each employee pension benefit plan (as such term is defined in Section 3(2) of ERISA), including any pension, profit-sharing, retirement, thrift, or stock purchase plan; (b) each employee welfare benefit plan (as such term is defined in Section 3(3) of ERISA); and (c) each bonus, incentive compensation, stock purchase, stock option, severance, or other employee benefit plan or agreement (including each employment, severance and retention agreement other than offer letters for “at-will” employment), sponsored, maintained, or contributed to with respect to any Business Employee by or on behalf of Seller or with respect to which Seller is a party.
“Enforceability Exceptions” means any applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors’ rights generally, and subject,
05466425.6 Annex A to Asset Purchase Agreement

as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a Proceeding at law or in equity).
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Escrow Agent” means Truist Bank.
“Escrow Agreement” has the meaning set forth in Section 1.5(a)(iv).
“Escrow Amount” equals an amount equal to the lesser of (a) 50% of the R&W Insurance Policy Retention Amount or (b) 0.5% of the Base Purchase Price.
“Estimated Adjustment Amount” means Estimated Net Working Capital, minus Net Working Capital Target, minus Estimated Closing Indebtedness. For the avoidance of doubt, the Estimated Adjustment Amount may be positive or negative.
“Estimated Closing Indebtedness” has the meaning set forth in Section 1.3(a).
“Estimated Closing Statement” has the meaning set forth in Section 1.3(a).
“Estimated Net Working Capital” has the meaning set forth in Section 1.3(a).
“Estimated Net Working Capital Deficit” means the amount by which the Net Working Capital Target exceeds the Estimated Net Working Capital.
“Estimated Net Working Capital Surplus” means the amount by which the Estimated Net Working Capital exceeds the Net Working Capital Target.
“Excluded Assets” has the meaning set forth in Section 1.1(b).
“Excluded Contracts” has the meaning set forth in Section 1.1(b)(ii).
“Excluded Liabilities” has the meaning set forth in Section 1.1(d).
“Excluded Tax Liabilities” has the meaning set forth in Section 1.1(d)(ix).
“Executory Period” means the period between the date of this Agreement and the earlier of (a) the Closing or (b) the termination of this Agreement in accordance with Article VI.

“Existing License Agreement” means that certain License Agreement, dated March 22, 2019, between Seller and YapStone, Inc.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Final Adjustment Amount” means Final Net Working Capital, minus Net Working Capital Target, minus Final Closing Indebtedness. For the avoidance of doubt, the Final Adjustment Amount may be positive or negative.
05466425.6 Annex A to Asset Purchase Agreement

“Final Allocation” means the purchase price allocation as finally determined in accordance with Section 4.7(d).
“Final Closing Indebtedness” means Closing Indebtedness as finally determined in accordance with Section 1.3.
“Final Net Working Capital” means Net Working Capital as finally determined in accordance with Section 1.3.
“Financial Statements” has the meaning set forth in Section 2.3.
“Fraud” means actual or intentional fraud in connection with the making of the representations and warranties contained in this Agreement (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, or recklessness).
“Fundamental Representations” means (a) with respect to Seller, the representations and warranties set forth in Section 2.1 (Organization; Good Standing; Power), Section 2.2(a) (Authorization), Section 2.5(a) and the first sentence of Section 2.5(b) (Assets; Personal Property), and Section 2.15 (Brokerage); and (b) with respect to Buyer and Parent, the representations and warranties set forth in Section 3.1 (Organization; Good Standing), Section 3.2(a) (Authorization), and Section 3.3 (Brokerage).
“GAAP” means United States generally accepted accounting principles in effect (a) with respect to the adjustments set forth in Section 1.3 or any component thereof, as of immediately prior to the Closing Date and (b) for all other purposes under this Agreement, as of the applicable measurement period.
“Governing Documents” means, with respect to any Person, such Person’s certificate or articles of formation or incorporation, bylaws, limited liability company, operating agreement, or partnership agreement, or any similar organizational or constituent document, as applicable.
“Government Entity” means any (a) supranational, national, federal, state, provincial, or local government or quasi-government; (b) court of competent jurisdiction, tribunal, administrative agency, or hearing body, public or private arbitration panel, commission, or other similar dispute-resolving panel or body, or (c) other governmental or regulatory authority or instrumentality, whether domestic or foreign.
“Government Official” means any foreign official, foreign political party or official thereof, or candidate for foreign political office, as such terms are defined under applicable Anti-Corruption Laws.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Indemnified Party” has the meaning set forth in Section 7.7.
“Indemnifying Party” has the meaning set forth in Section 7.7.
05466425.6 Annex A to Asset Purchase Agreement

“Indemnity Notice” has the meaning set forth in Section 7.8.
“Independent Accounting Firm” means Ernst & Young, or, if Ernst & Young is not available for engagement, such other nationally recognized accounting firm mutually agreed upon by the Parties.
“Initial Allocation” has the meaning set forth in Section 4.7(d).
“Initial Cap” means an amount equal to the Escrow Amount, including any portion of the Escrow Amount previously distributed by the Escrow Agent to, on behalf of, or for the benefit of Seller.
“Intellectual Property Rights” means any and all of the following in any jurisdiction throughout the world: (a) inventions (whether or not patentable or reduced to practice), patents, patent applications, and patent disclosures and improvements thereto, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (b) trademarks, service marks, trade dress, trade names, logos, designs, and any other indicia of source or origin together with all translations, adaptations, derivations, abbreviations, acronyms, and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with each of the foregoing (collectively, “Trademarks”); (c) copyrights and works of authorship, moral rights, and all applications, registrations, and renewals in connection therewith; (d) Software; (e) trade secrets and other confidential information (including confidential know-how, processes, methods, techniques, research and development, specifications, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, customer and supplier lists, and price and cost information) (collectively, “Trade Secrets”); and (f) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).
“IRS” means the Internal Revenue Service of the United States.
“Knowledge” means (a) with respect to Seller, the actual knowledge of Thomas C. Priore, R. Copley Broer, Jr., Jamey Rosamond, or Sean Kiewiet after due inquiry of direct reports, and (b) with respect to any other Person, the actual knowledge of such Person or its officers, directors, or managers, after due inquiry of direct reports.
“Laws” means all statutes, acts, laws (including common law), codes, ordinances, regulations, rules, or Orders of any Government Entity.
“Liability” means any direct or indirect liability, indebtedness, guaranty, claim, loss, damage, deficiency, assessment, obligation, or responsibility (whether fixed or unfixed, determined or determinable, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured, secured or unsecured, and due or to become due).
05466425.6 Annex A to Asset Purchase Agreement

“License” means any permit, license, variance, franchise, security clearance, approval, consent, certificate, registration, grant, easement, exemption, accreditation, or other authorization issued or granted by any Government Entity.
“Lien” means any mortgage, deed of trust, collateral assignment, security interest, license, conditional or other sales agreement, lien (statutory or otherwise), pledge, hypothecation, preference, claim, interference, option, right of first refusal, preemptive rights, restriction of any nature, or other encumbrance.
“Lien Release Letters” has the meaning set forth in Section 4.20.
“Losses” means all losses, obligations, deficiencies, Liabilities, actions, claims, causes of actions, damages, demands, penalties, fines, judgments, awards, Taxes, expenses, and fees, whether or not arising out of Third Party Claims (including interest, penalties, reasonable attorneys’ fees and expenses and all amounts paid defense or settlement of any of the foregoing).
“Malicious Code” has the meaning set forth in Section 2.8(j).
“Material Adverse Effect” means any result, occurrence, fact, change, event, or effect that, individually or in the aggregate with any other results, occurrences, facts, changes, events, or effects, has or would reasonably be expected to have a material adverse effect on (a) the business, condition (financial or otherwise), results of operations, properties, liabilities, or assets of the Business, taken as a whole, or (b) the ability of Seller to consummate the Transactions or perform its obligations hereunder; provided that any result, occurrence, fact, change, event, or effect will not be taken into account in determining whether a Material Adverse Effect has occurred to the extent resulting from (i) changes in conditions in the United States or global economy or capital or financial markets generally, (ii) changes in GAAP (or the interpretation thereof) or applicable Laws (or the interpretation thereof), (iii) acts of war, armed hostilities, sabotage, terrorism, social unrest (including protests, riots, or looting), or pandemics or epidemics (including the COVID-19 pandemic), (iv) changes in general to the industry (including regulatory changes) in which the Business operates, or (v) the execution and delivery of this Agreement or the taking of any action by any Party required by the terms of this Agreement; provided that the exclusions provided in clauses (i) through (iii) will not apply to the extent the Business is disproportionately adversely affected by any event relative to other participants in the industries in which the Business operates.
“Material Contracts” has the meaning set forth in Section 2.7(b).
“Material Customers” has the meaning set forth in Section 2.16.
“Material Vendors” has the meaning set forth in Section 2.17.
"MRI Partnership Agreement" has the meaning set forth in Section

“Net Working Capital” means Current Assets minus Current Liabilities.
05466425.6 Annex A to Asset Purchase Agreement

“Net Working Capital Target” means a dollar amount equal to $641,799.
“Non-Continuing Employee” has the meaning set forth in Section 4.8(c).
“Non-Foreign Affidavit” has the meaning set forth in Section 1.5(a)(ix).
“Notice of Disagreement” means, as applicable, a written notice of any good faith objections to (a) the Revised Closing Statement (or any component thereof) or (b) the Initial Allocation (or any component thereof), in each case, specifying in reasonable detail the nature and basis of such objection as well as the specific Disputed Items and the amount of any proposed adjustments.
“OFAC” has the meaning set forth in the definition of Sanctioned Person.
“Off-the-Shelf Software Licenses” means licenses for commercially available, unmodified, off-the-shelf Software used by Seller in the operation of the Business and with a total replacement cost of less than $100,000.
“Open Source Software” means, collectively, software that is distributed as “free software” (as defined by the Free Software Foundation), “open source software” (meaning software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org), or under a similar licensing or distribution model.
“Order” means any order, judgment, writ, injunction, stipulation, award, ruling, injunction, or decree.
“Ordinary Course” means the ordinary course of business consistent with past practice.
“Ordinary IP” has the meaning set forth in Section 2.7(a)(x).
“Owned Business IP” means all Intellectual Property Rights owned or purported to be owned by Seller and used in, necessary for, or primarily developed for the operation of the Business.
“Parent” has the meaning set forth in the preamble to this Agreement.
“Parties” means Buyer, Parent, and Seller.
“Permitted Liens” means (a) landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s, or other similar statutory Liens arising or incurred in the Ordinary Course, (b) Liens for Taxes or assessments and similar charges that either are (i) not due and payable or (ii) being contested in good faith and for which adequate reserves have been established, (c) zoning, building, and other land use regulations imposed by Government Entities having jurisdiction over any real property that are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to real property that do not materially impair the occupancy or use of such real property by Seller for the purposes for which it is currently used in connection with the Business, (e) non-exclusive
05466425.6 Annex A to Asset Purchase Agreement

Licenses to Intellectual Property Rights entered into in the Ordinary Course by Seller, (f) Liens arising by operation of Law on insurance policies and proceeds thereof to secure premiums thereunder, or (g) Liens on any Acquired Asset in existence as of the date of this Agreement that will be terminated and released upon consummation of the Transactions in accordance with the Lien Release Letters.
“Person” means an individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Government Entity, or department, agency, or political subdivision thereof or other entity.
“Personal Property” means machinery, equipment, tools, vehicles, leasehold improvements, office equipment, plant, spare parts, and other tangible personal property.
“PMC/O” means a property management company or property owner.
“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.
“Proceeding” means any action, suit, proceeding (including any arbitration proceeding) investigation, claim, charge, complaint, audit, hearing inquiry, or other proceeding by or before any Government Entity.
“Purchase Price” has the meaning set forth in Section 1.2(a).
“R&W Insurance Policy” has the meaning set forth in Section 4.15.
“R&W Insurance Policy Retention Amount” means $1,800,000.
“Rent, Dues, and Storage Activities” means the services that Seller offers through the RentPayment, DuesPayment, and StorageRentPayment businesses as of the Closing Date (excluding the Retained Business).
“RentPayment” means the business that Seller engages in to enable a PMC/O to accept rental payments from its tenants or renters, including (a) facilitating rental payments by tenants to the PMC/O in exchange for which the PMC/O provides the tenants with rental services ranging from providing living accommodation to providing maintenance and management of the apartment property, and (b) processing and settling rental payments pursuant to applicable client services agreement between Seller and the PMC/O.
“Representative” means, with respect to any Person, such Person’s members, partners, stockholders, equity holders, directors, managers, officers, employees, agents, and advisors (including attorneys, accountants, consultants, bankers, or financial advisors), as applicable.
“Resolution Period” means the 30-day period immediately following delivery of any Notice of Disagreement.
“Restricted Area” means the United States of America.
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“Restricted Business” means the business of developing and offering front-end software applications for rent and dues payment collection, including such front-end software offered to PMC/O for collection of rent payments from tenants and storage-unit renters and to homeowners’ associations for collection of dues payments from homeowner members, and excluding, in all instances, the Retained Business.
“Restrictive Covenants” has the meaning set forth in Section 4.17(c).
“Restrictive Covenants Agreement” has the meaning set forth in Section 1.5(a)(v).
“Retained Business” means all businesses of Seller and its Affiliates other than the Business, which Retained Business includes all the businesses of Seller operating under the “RadPad” and “Landlord Station” brands.
“Review Period” means, as applicable, (a) the 60-day period immediately following delivery of the Revised Closing Statement by Buyer to Seller, or (b) the 60-day period immediately following delivery of the Initial Allocation by Seller to Buyer.
“Revised Closing Statement” has the meaning set forth in Section 1.3(b).
“Revised Net Working Capital” has the meaning set forth in Section 1.3(b).
“Sanctioned Country” means any country or region that is the subject or target of a comprehensive U.S. embargo under Sanctions Laws.
“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under applicable U.S. Sanctions Laws, including: (a) any individual or entity listed on any applicable U.S. sanctions- or export-related restricted party list, including the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”); (b) any entity that is, in the aggregate, 50 percent or greater owned or otherwise controlled by, directly or indirectly, one or more individuals or entities described in clause (a); or (c) a national of any Sanctioned Country.
“Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, or any other relevant Government Entity.
“Schedule Supplement” has the meaning set forth in Section 4.14.
“SEC” means the United Stated Securities and Exchange Commission.
“Seller” has the meaning set forth in the preamble to this Agreement.
“Seller Disclosure Letter” means that certain letter to Buyer delivered by Seller on the date of this Agreement setting forth, among other items, those matters required, necessary, or appropriate to be disclosed by Seller either in response to an express disclosure requirement
05466425.6 Annex A to Asset Purchase Agreement

contained in this Agreement or as an exception to one or more representations, warranties, covenants, obligations, or agreements in this Agreement.
“Seller Expenses” has the meaning set forth in Section 8.1.
“Seller Indebtedness” means, as of any time, without duplication, the aggregate amount of (i) any obligations of Seller arising under indebtedness for borrowed money (including all obligations in respect of principal, accrued interest, penalties, fees, and premiums), (ii) any indebtedness of Seller evidenced by any note, bond, debenture, or other debt security, (iii) all obligations of Seller under leases required to be capitalized in accordance with GAAP, (iv) all obligations of Seller for the deferred and unpaid purchase price of property, goods, or services (other than trade payables and accrued expenses incurred or arising in the Ordinary Course), (i) any obligations of Seller under conditional sale or other title retention agreements, (vi) any deferred revenue obligations of Seller, (vii) letters of credit (to the extent drawn) and similar instruments, (viii) any payroll Tax, the payment of which has been delayed by Seller pursuant to Section 2302 of the Coronavirus, Aid, Relief, and Economic Security Act (“CARES Act”), (ix) any cash or cash equivalents received on a forgivable basis under the CARES Act (e.g., PPP SBA loans or Provider Relief Fund payments), and (x) all obligations of the type referred to in clauses (i) through (ix) of any Person the payment of which Seller is responsible or liable directly or indirectly as obligor, guarantor, surety, or otherwise.
“Seller Indemnified Persons” has the meaning set forth in Section 7.2(b).
“Seller Names and Marks” means the names or marks of Seller or any of its Affiliates that are not included in the definition of Owned Business IP, including “Priority Real Estate Technology,” “PRET,” and “Priority Payment Systems” (or any derivation of the foregoing), either alone or in combination with other words and all marks, trade dress, logos, monograms, Domain Names, and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.
“Seller Retention Amount” means an amount equal to the lesser of (a) 50% of the R&W Insurance Policy Retention Amount or (b) 0.5% of the Base Purchase Price.
“Seller’s 401(k) Plan” means that certain Priority Technology Holdings, Inc. 401(k) Plan.
“Services Agreement” has the meaning set forth in Section 1.5(a)(iii).
“Software” means computer programs and software, including data files, source code, object code, firmware, application programming interfaces, architecture, documentation, files, records, schematics, emulation and simulation reports, test vectors and hardware development tools, databases, and other software-related specifications and documentation.
“StorageRentPayment” means the business that Seller engages in to enable a self-storage unit PMC/O to accept rental payments from its storage unit renters, including (a) facilitating payments by the storage unit renters to the PMC/O in exchange for which the PMC/O provides storage unit rental services ranging from the provision of the storage units to related management
05466425.6 Annex A to Asset Purchase Agreement

and maintenance services and (b) processing and settling such rental payments pursuant to the applicable client services agreement between Seller and the PMC/O.

“Tax” means (a) U.S. federal, state, local, or non-U.S. or other income, gross receipts, ad valorem, franchise, profits, windfall profits, value-added, goods and services, harmonized sales, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, unemployment, disability, social security (or similar), health insurance, premiums, escheat, government pension plan, severance, stamp, occupation, alternative or add-on minimum, estimated, customs duties, fees, assessments charges, and other taxes of any kind whatsoever, whether disputed or not, (b) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Taxing Authority or other Government Entity in connection with any item described in clause (a) above, and (c) all amounts described in clauses (a) and (b) above payable as a result of having been a member of a consolidated, combined, affiliated, or unitary group, or as a result of successor or transferee liability, or by Contract.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit, or any other item that increases or decreases Taxes paid or payable.

“Tax Return” means any return, declaration, report, claim for refund, estimate, information report, return statement, or filing relating to Taxes, including any schedule or attachment thereto and any amendment thereof.
“Tax Sharing Agreement” has the meaning set forth in Section 2.6(f).
“Taxing Authority” means any Government Entity responsible for the administration, imposition, or collection of Taxes.
“Technical Deficiencies” has the meaning set forth in Section 2.8(g).
“Third Party” means any Person other than a Party.
“Third Party Claim” has the meaning set forth in Section 7.7.
“Third Party Licenses” has the meaning set forth in Section 2.12(b).
“Trade Secrets” has the meaning set forth in the definition of Intellectual Property Rights.
“Trademarks” has the meaning set forth in the definition of Intellectual Property Rights.
“Transaction Documents” means, collectively, this Agreement, the Assignment and Assumption Agreement, the Bill of Sale, the Assignment of Domain Names, the Escrow Agreement, the Services Agreement, the Restrictive Covenants Agreement, the Referral Agreement, and the other agreements, instruments, and documents required to be delivered at the Closing.
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“Transactions” has the meaning set forth in Section 1.4.
“Transfer Taxes” has the meaning set forth in Section 4.7(c).
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.
“Unassignable Contract” has the meaning set forth in Section 4.6(a).
        “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar Laws.

05466425.6 Annex A to Asset Purchase Agreement